11/4

02055730

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vodatel Networks Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 5746 FISCAL YEAR 6-30-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 11/5/02

82-5746

2002 Annual Report

AR/S
6-30-02

02 NOV -4 AM 8:30



Vodatel Networks Holdings Ltd

VODATEL
10th Anniversary

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM , there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

TABLE OF CONTENTS

CORPORATE INFORMATION

Directors
Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-Executive Directors
Chui Sai Cheong
Lo King Chiu, Charles

Authorized Representatives
Yim Hong
Monica Maria Nunes

Company Secretary
Cheung Yiu Leung, CPA, FCCA, AHKSA

Qualified Accountant
Cheung Yiu Leung, CPA, FCCA, AHKSA

Compliance Officer
Monica Maria Nunes

Audit Committee
José Manuel dos Santos
Chui Sai Cheong
Lo King Chiu, Charles

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office & Principal Place of Business
No.74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau
Tel: (853) 721182, 718033
Fax: (853) 717800, 752909

Place of Business in Hong Kong
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Website
http://www.vodatelsys.com

Bankers
Banco Comercial de Macau
Credit Agricole Indosuez
Dao Heng Bank
Hamburgische Landesbank
Industrial and Commercial Bank of China (Asia)
Standard Chartered Bank

Share Registrars
Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

COMPANY PROFILE

Vodatel Networks is one of the leading network solutions providers in the PRC, specializing in DDN, Frame Relay, ATM and IP technologies. The Company provides fully integrated services ranging from network planning, design, installation to implementation, as well as maintenance and after-sales technical support to public telecommunications service providers and enterprise customers. Since its establishment, the Company has built up its long-term relationships with its premium customers, including China Telecom, administered by the Ministry of Information Industry of the PRC, as well as enterprises in the PRC and Macau markets.





José Manuel dos Santos
Chairman

CHAIRMAN'S STATEMENT

FINANCIAL RESULTS

On behalf of the Board of Directors (the "Board"), I am pleased to present Vodatel's annual results for the financial year ended 30th June 2002 and to report that for seven consecutive years, we have announced an unbroken profit-making record. We recorded turnover of HK$601.1 million (2001: HK$546.9 million) with net profit amounting to HK$57.0 million (2001(restated): HK$54.1 million) and earnings per share of 9.37 HK cents (2001(restated): 8.84 HK cents). We delivered a return on equity of 17.3%, with net asset value of HK$0.54 per share.

DIVIDEND

The Board proposed a final dividend of 0.5 HK cent per share for the fiscal year ended 30th June 2002 (2001: 2.0 HK cents). Together with the interim dividend of 1.0 HK cent, total dividends per share for the year will amount to 1.5 HK cents (2001: 2.0 HK cents).

INDUSTRY OVERVIEW

In line with the gradual opening of the market after the PRC's accession to the World Trade Organisation and the mandate of the Chinese Government to increase competition and improve level of services among market players, the telecommunications industry has been undergoing restructuring under the administration of the Ministry of Information Industry. During the period under review, the fixed-line operator, China Telecom, is split into two telecommunications giants, China Telecom, governing the southern part of the PRC, and China Network Communications, covering 10 provinces in the northern part of the PRC and to merge with China Netcom and China Jitong. Due to the restructuring and merger among players of the industry, capital expenditures by telecommunications service providers have resulted in a temporary lag. We believe that as the impact of the restructuring and integration settles, infrastructure spending will impel.

BUSINESS REVIEW

The fiscal year 2001/2 presented challenges and opportunities for Vodatel. Despite a difficult year as a result of the restructuring of the telecommunications industry during the year, we are able to well manage these changes and achieve stable gross margins and solid results in our core networking business. Building on our experience, market knowledge and well-established relationships with our customers, we successfully extended our customer installation base to Guangxi Zhuang Autonomous Region in the west and Hebei in the north, marking Vodatel's footprints in 18 provinces, municipalities and autonomous regions.


Hebei
Guangxi

New customer base

We have continued to identify equipment and technology that are best-of-the-breed for our customers. In addition to taking up carrier-class equipment from technology front-runners to enrich our array of data networking products and services, we have also made investment into mobile data solutions to better position ourselves in the wireless communications arena.

Our diversification into research and development of self-branded products to create a new revenue stream reaped us rewards. During the year under review, we successfully promoted VodaImage to Guangdong China Mobile, completed the development of VodaMax and commenced selling of VCMS in the PRC.



PROSPECTS

This year marked the 10th anniversary of Vodatel. Looking back, we were one of the pioneers to move into the telecommunications market in the PRC. With the launch of the PRC's first public DDN in Shanghai in 1992, we are proud that over 10 years, Vodatel has built the public data networks in 18 provinces, municipalities and autonomous regions in the PRC and working in collaboration with the local telecommunications service providers to support their public data networks.

We have all along put our prime focus in the carriers' market and constantly drive ourselves to better understand the ever-changing market, listening to our customers, identifying best-of-the-breed products, providing prompt and quality services and strengthening our own technical know-how. We have used these qualities as building blocks to lay a solid foundation and bring Vodatel to where we are today – a trusted technical partner and a reputable network solutions provider in the industry.

Our ultimate goal to increase shareholders' value remains our top priority. Our greatest opportunity, which is also our biggest challenge, is to capitalize on the gradual liberation of the telecommunications market, using our proven track records to continue to build a successful story and to achieve solid performance. First, increasing revenue per customer and expanding our customer base. Through an expanded product offerings, diversification into areas that complement our core networking business and by capitalizing our strong market knowledge, on-the-ground experience and nationwide footprints, Vodatel is well positioned to be selected as the network solutions provider by our existing customers and by other local and foreign telecommunications service providers as they excel their growth in the PRC. Second, managing our margins. We will cautiously invest into research and development of self-branded products and select good quality business opportunities that will generate new sources of revenue and strengthen our bottom-line. Third, controlling cost. We will undergo exercises to combine and realign resources to achieve cost savings, yet quality services will not be compromised.

APPRECIATION

Finally, I would like to thank our valued customers, business partners and reputable suppliers for their unrelenting support towards Vodatel throughout all these years. I would like to extend my appreciation to our staff for their diligence, dedication and teamwork to our remarkable achievements and the shareholders for their supporting during the year.

José Manuel dos Santos
Chairman
Hong Kong, 27th September 2002





MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF BUSINESS ACTIVITIES

DATA NETWORK INFRASTRUCTURE

We continued to achieve steady results in our core business – the construction of public data infrastructure for telecommunications service providers in the PRC. Despite the reorganization of the telecommunications industry, the growing economy in the PRC has continued to drive an on-going expansion and upgrade of public data networks by major telecommunications service providers to support the robust business activities.



The integrated data networks concept, which promotes effective network management and efficient use of network resources on a unified platform, has been widely accepted and adopted by majority of our customers. Major projects awarded to us during the year included the HK$11.1 million contract by Guizhou China Telecom to construct Guizhou's provincial broadband ATM network and to integrate with its existing DDN and the HK$20.2 million contract by Hunan China Telecom to upgrade and integrate its DDN and ATM/Frame Relay networks, not to mention the HK$124.0 million contract from Guangdong China Telecom and an aggregate contracts of HK$30.0 million from Shanghai China Telecom to expand and upgrade their existing integrated networks. The combination of our technical capability and market knowledge has further allowed us to expand our territorial reach. With the award of the HK$27.7 million contract by Guangxi China Telecom to expand and realign their DDN and ATM/Frame Relay networks in the Guangxi Zhuang Autonomous Region and the HK$26.9 million contract by Hebei China Telecom to expand its ATM networks and to integrate with its DDN in the Hebei Province, our customer installation base now spans in 18 provinces, municipalities and autonomous regions in the country.

SCHEMATIC DISTRIBUTION OF NETWORKING EQUIPMENT


SDH / SONET / DWDM
Transmission Infrastructure
Fiber Optic
Copper Wire
Core
Aggregation
Edge
Core Multi-service Platform
Core Router
Multi-service Switch
Large Scale TDM Switch
Routing Switch
Access Router
L3 Switch
xDSL
(Internet Data Video)
ATM/FR Switch
ATM Access Mux
(Voice Data Video)
FR Access Mux
TDM Mux
L2 Switch
(Internet Data Voice Video)
ATM
IP
FRAD
(Data)
Router
(Voice Data)
Branch Mux
(Voice Data Fax)
Frame Relay
DDN

Given the huge potential of the broadband IP Metropolitan network market in the PRC and encouraged by our previous success in entering this market, we continued to enrich our array of products to strengthen our competency in securing more broadband IP Metropolitan network projects by taking up the distributorship of Riverstone for its core routing switches. In addition, to become the destination of choice for network solutions, we actively identified innovative value-added products and applications to expand our product offerings. During the year, in addition to representing Alcatel, Juniper, Riverstone and Extreme for their respective core network infrastructure equipment, we have taken up Packeteer's application performance infrastructure systems, Mirapoint's internet messaging software and messaging server infrastructure equipment, and Inktomi's scalable network infrastructure software solutions.

TECHNICAL SERVICES

We continued to build and upgrade our technical support team, using our proven capability and commitment to provide quality after-sales services to differentiate ourselves from our competitors in the market. With an expanded customer installation base, we are in the process of setting up new representative offices in the PRC in addition to our existing 13 offices. Our established nationwide network of representatives offices not only allows Vodatel to promptly respond to customers' enquires and deliver quality services, in particular trouble shooting, but also allows Vodatel to maintain a solid relationship network with local telecommunications service providers in the PRC and to promptly identify business opportunities as they arise.


Changchun
JILIN
Shenyang
LIAONING
Beijing
TIANJIN
Tianjin
HEBEI
Jinan
SHANXI
SHANDONG
NINGXIA
Zhengzhou
Xian
HENAN
JIANGSU
Shanghai
SHANGHAI
Hangzhou
TIBET
Nanchang
ZHEJIANG
HUNAN
JIANGXI
Guiyang
Changsha
GUIZHOU
GUANGXI
GUANGDONG
Guangzhou
Zhuhai
Hong Kong
Macau
HAINAN
Head Office
Executive Office and Warehouse
Representative Office
Subsidiary / Training Centre
24-hour Hotline Centre
Carrier Customers Installation Base
*over 100 telecommunications service providers
New Carrier Customers Installation Base



WIRELESS COMMUNICATIONS

To well position ourselves in the area of wireless/mobile communications, in addition to our joint venture with Korean-based LG Group, we have invested into MTel to leverage on its expertise in data compression, acceleration, device specific reformatting and multiple applications integration. Using MTel's platform, speed of data transmission via an array of customer premises equipment, such as mobile phones, PDAs, laptops and other mobile devices, will be greatly enhanced. Capitalizing on our established marketing and relationship network, joint promotion of MTel's products and services to China Mobile in various provinces is currently underway.

SELF-DEVELOPED PRODUCTS

During the year, we successfully promoted our self-developed VodaImage to Guangdong China Mobile and secured contracts with seven mobile bureaus under Guangdong China Mobile, including Huizhou, Dongguan, Shunde, Foshan, Guangzhou, Shantou and Zhanjiang, totaling HK$17.7 million. VodaImage is selected as the digital image processing management solution to interface with the Business and Operation Support System of Guangdong China Mobile, complementing the rollout of a range of services offered such as billing, process management and customer support.

To expand the applications of VodaImage, we are in the process of evaluating various options to integrate VodaImage with our self-developed monitoring and surveillance system, VodaMax, into applications for other vertical markets, such as restricted area monitoring solution for governmental authorities and full traffic control and surveillance solution for traffic patrol.

Business of Vodatel Crossland has been hampered as companies cautiously undertake e-commerce activities. Nevertheless, we successfully installed NETP at the Government Communication Services Bureau of the Government of Macau to enable their e-operating processes, which has become the reference site for the promotion of our NETP. Furthermore, we started the selling of the network management system, VCMS, jointly developed by Vodatel and Vodatel Crossland, in the PRC, including to Internet Service Providers to manage internet data traffic.



REVIEW OF OPERATING RESULTS

TURNOVER AND PROFITABILITY

During the year, despite the restructuring of the telecommunications industry, we achieved turnover of HK$601.1 million, representing an increase of 9.9% over the preceding year. This increase has been attributable to the growth in both of our project sales, which involved in the design, sale and implementation of data networking systems and provision of related engineering services, and trading sales. While gross margin of trading sales levelled, margin of project sales has been affected by higher market competition, effectuating an overall gross margin of 25.3%.

Our strong cash position allowed us to enjoy hefty interest income in the past. Due to declining interest rates, total interest income for the year has been significantly reduced by HK$7.5 million. Coupled with higher total staff costs to further strengthening the sales and technical teams and provisions made to our e-commerce investment caused by a slowdown in e-commerce activities, hence leading to an increase in selling and administrative expenses, net profit for the year amounted to HK$57.0 million. Shareholders' funds reached HK$329.0 million, translating to a return on equity of 17.3% and net asset value of HK$0.54 per share.


Turnover
(HK$'Million)
416.2
478.4
482.3
546.9
601.1
1998
1999
2000
2001
2002
Total Assets
(HK$'Million)
174.6
283.7
459.7
548.4
552.3
1998
1999
2000
2001
2002
Shareholders' Funds
(HK$'Million)
35.8
50.0
244.7
292.8
329.0
1998
1999
2000
2001
2002

Fiscal Year ended June 30

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

The Group does not have either short-term or long-term borrowings, other than the US$3.5 million 1.90875% convertible bonds issued to Riverstone as a means to reinforce the cooperative relationship between the two companies. Of the US$3.5 million (HK$27.2 million) convertible bonds, US$2.25 million (HK$17.5 million) of the convertible bonds will mature on 28th February 2003 whereas US$1.25 million (HK$9.7 million) will mature on 28th February 2004. With the convertible bonds, gearing ratio (total borrowings/shareholders' funds) stood at 8.3%.

The Group continued to maintain strong liquidity position. As of 30th June 2002, cash and bank deposits of the Group stood at approximately HK$213.4 million (2001: HK$225.5 million), translating to cash per share of HK$0.35.



EMPLOYEES' INFORMATION

As at 30th June 2002, the Group had 212 employees of which 75, 15 and 122 employees were based in Macau, Hong Kong and the PRC respectively. Employee costs, excluding directors' emolument, totaled HK$17.8 million (2001: HK$11.0 million). The Group remunerates employees based on their performance, experience and prevailing industry practices. It has adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares. It also offers benefits such as professional training programs to staff to enhance their sense of loyalty.

Comparison of Business Objectives

COMPARISON OF BUSINESS OBJECTIVES AS SET OUT IN PROSPECTUS DATED 16TH FEBRUARY 2000 WITH ACTUAL BUSINESS PROGRESS IN RESPECT OF THE SIX MONTHS PERIOD TO 30TH JUNE 2002

Business Objectives	Actual Business Progress
Revenue and business development	
• Continue the business development activities from the last period	• Continued to be awarded projects for the construction of public data networks. With the award of the HK$27.7 million contract by Guangxi China Telecom and the HK$26.9 million by Hebei China Telecom, we successfully extended our foothold into 2 new territories, bringing our customer installation base from 16 to 18 provinces, municipalities and autonomous regions
• Continue to expand sales from integrated data networks comprising DDN and Frame Relay/ATM, Internet access equipment, mobile networking solutions, broadband mobile data solutions and capture business opportunities facilitated by the PRC's entry into the WTO in the PRC	• Customers continued to adopt the integrated data networks concept with contracts being awarded included the HK$20.2 million contract by Hunan China Telecom, the HK$8.9 million contract by Shandong China Telecom and the HK$11.1 million contract by Guizhou China Telecom
• Generate business from sales of IP over SDH systems in the PRC	• Commenced promotion of IP over SDH to telecommunications service providers
• Expand the scope of operating data communications services in the PRC to the extent as allowed under the PRC law	• Business model to roll out data communications services in the PRC under study
Technical and engineering support	
• Expand the training facilities in the PRC	• On hold as current training facilities in Guangzhou is sufficient to provide training to our customers and internal technical engineers

Business Objectives	Actual Business Progress
R&D	
• Continue the R&D activities from the previous period	• Vodatel Crossland, to interface the IP routers and IP switches from other vendors into the network management system, VCMS, allowing the network management system to handle data traffic routing from equipment from an expanded array of vendors
• Research third-generation mobile communications applications	• To work with LG TOPS to study the market development of third-generation mobile technology and applications
Acquisitions, joint ventures and collaborations	
• Continue to explore collaboration opportunities in the PRC and overseas	• Exploring collaboration opportunities with various business partners in selected countries in the Asia Pacific region
Subsidiaries, representative offices and branches	
• Implement the decision made in the previous period	• Under review and to be in conjunction with our expansion plan into the Asia Pacific region

Applications and Comparison of Use of Proceeds

The Group raised approximately HK$153 million (including Over-allotment Option) upon listing of the Company.

Comparison of the use of proceeds as stated in the Prospectus with actual application:

Use of proceeds as stated in the Prospectus	Application of proceeds from the initial share offer on 25th February 2000
• Approximately HK$10 million for the expansion of market share into the selected vertical markets in the PRC through marketing and promotion	• Expenses incurred for the expansion of market share into selected vertical markets in the PRC financed through internal generated income
• Approximately HK$10 million for the set up or expansion of new offices in Macau, Hong Kong and representative offices in the PRC	• Approximately HK$5 million for the set up of new office in Macau and setup and expansion of representative offices in the PRC
• Approximately HK$25 million of the market development and the promotion of mobile telecommunications	• Approximately HK$15 million for the acquisition and operating expenditures of our investment in LG TOPS, which engages in CDMA Wireless Local Loop systems and terminals, and MTel, which specializes in data compression and acceleration technology
• Approximately HK$25 million for the development of ISP, e-commerce and Internet-related products and business; and approximately HK$20 million for the R&D in and the promotion of Internet access equipment	• Approximately HK$33 million for the acquisition and operating expenditures of our investment in Vodatel Crossland, which is engaged in the research and development of e-commerce solutions and hardware applications
• Approximately HK$10 million for the enhancement of the R&D department and for the development of products under its own brand name	• Approximately HK$2 million for the development and enhancement of self-developed products
• Approximately HK$54 million of the balance of the net proceeds for additional working capital	• Balance of net proceeds have been deposited in licensed banks in Hong Kong and will be used for strategic investments and general working capital

Application of proceeds during the current financial year:

- Approximately HK$3.5 million for the set up of new office in Macau and set up and expansion of representative offices in the PRC;

- Approximately HK$3 million for the acquisition and operating expenditures of our investment in MTel, which specializes in data compression and acceleration technology; and

- Approximately HK$1 million for the development and enhancement of self-developed products.

The Group plans to apply the balance of net proceeds, amounting to approximately HK$98 million, for the following uses in the next financial period:

- Approximately HK$5 million for the set up or expansion of new offices in Macau and Asia Pacific region and representative offices in the PRC

- Approximately HK$7 million of the market development and the promotion of mobile telecommunications;

- Approximately HK$5 million for the research and development of new products and enhancement of products under our own brand name; and

- Approximately HK$81 million of the balance of the net proceeds for additional working capital.



Mr. YIM Hong
Mr. KUAN Kin Man
Ms. Monica Maria NUNES
Mr. José Manuel dos SANTOS
Mr. CHUI Sai Cheong
Mr. LO King Chiu, Charles
(from left to right)

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. José Manuel dos SANTOS, aged 54, is the founder of the Group and the Chairman of the Company. He has over 30 years' experience in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcçáo dos Serviços de Correios e Telecomunicações, the telecommunications authority of Macau, prior to the founding of Zetronic Comunicações Lda. and subsequently the Group.

Mr. YIM Hong, aged 44, is the Managing Director of the Group in charge of overall operations. He graduated from the University of London, the United Kingdom with a Bachelor of Science degree. With more than 20 years' experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, Mr. Yim was the Area Business Director at Newbridge Networks Corporation and the Country Manager at 3Com Corporation.

Mr. KUAN Kim Man, aged 37, is a Director and the General Manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic Comunicações Lda. as an engineer and was transferred into marketing later. With the establishment of the Group in 1992, Mr. Kuan joined the Group in the same year to assume the role of sales manager and was promoted to general manager in 1994.

Ms. Monica Maria NUNES, aged 33, is a Director and the Financial Controller of the Group. She graduated from the University of Calgary, Canada with a Bachelor of Commerce degree. She joined the Group in 1999 and has over 10 years of accounting and banking experience. She holds a Certified Management Accountant Designation from the Society of Management Accountants of Alberta, Canada.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. CHUI Sai Cheong, aged 48, was appointed as an independent non-executive Director on 14th December 1999. Mr. Chui is a Certified Public Auditor in Macau and Civil Constructor by profession with a Master degree in Business Administration from Chaminade University of Hawaii, U.S.A. Mr. Chui is a member of several key governmental committees including the National Committee of the Chinese People's Political Consultative Conference, the Legislative Assembly of Macau Special Administrative Region ("SAR"), the Preparatory Committee of Macau SAR and the Selection Committee for the First Government of the Macau SAR. Mr. Chui holds several prominent positions in professional bodies including the Macau Chamber of Commerce (Vice President of Board of Director), the Macau Management Association (President), and the Association of Economic Sciences of Macau (President).

Mr. LO King Chiu, Charles, aged 58, was appointed as an independent non-executive Director on 14th December, 1999, Mr. Lo, holds a Bachelor's degree of Arts and major in Economics from Lake Forest University, U.S.A. in 1967. Mr. Lo is the Special Advisor to President (Asia) of the University of Victoria in Canada and is a consultant on Public Relations for British American Tobacco Plc in Macau. Mr. Lo is also the founder of the Macau Junior Chamber of Commerce and Past President of the Rotary Club in Macau.

SENIOR MANAGEMENT (By alphabetical order)

Mr. CHAN Chi Pio, aged 33, is the Technical Support Manager of the Group. He joined the Group in 1992 after having graduated from Fujian Hua Qiao University with a Bachelor of Science degree in the same year.

Mr. HO Wai Sam, Paul, aged 40, is the Director of Technical Services of the Group. He graduated from Asia International Open University (Macau) with an MBA degree. Mr. Ho had worked in Companhia de Telecomunicações de Macau for 18 years and was Head of Transport Network covering the international and national engineering such as optical fibre, SDH and PDH transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

Mr. KUOK Cheong Weng, aged 54, is the Regional Business Director of the Group. He graduated from the Chinese University of Hong Kong with a Bachelor of Science degree. Prior to joining the Group, Mr. Kuok was Managing Director of Mastermind Zhuhai Ltd. and Heng Va Company which are companies engaged in consultancy business. He joined the Group in 1998.

Mr. MOK Chi Va, Andy, aged 37, is the Business Development Manager of the Group. He is the holder of the Diploma of Business Administration from the Macau Management Association. Mr. Mok had worked for Charter Kingdom Ltd. as the operation manager for one year and Tung Tat E&M Engineering Co. Ltd. as the project manager for 4 years. He joined the Group in 2000.

Mr. NG Ka Leung, aged 33, is the Technical Support Manager of the Group. He graduated from the University of Macau with a Bachelor of Science degree in 1994. Mr. Ng has been with the Group since 1995.

Mr. PONG Chi Wai, aged 38, is the Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Pong was a sales executive at a business systems firm before joining the Group.

Mr. RAO Hui, aged 31, is the Regional Business Director of the Group. Mr. Rao graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1993. Mr. Rao was a university lecturer before joining the Group.

Mr. SI I Hong, aged 34, is the Senior Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Si had working experience in banking and hotel industries before joining the Group.

Mr. WANG Hai Tao, aged 31, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at China Telecom before joining the Group.

Mr. WANG Qing, aged 32, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at a telecommunications equipment firm before joining the Group.

Mr. WONG Chi Ping, aged 53, is the Business Development Director of the Group. Mr. Wong has over 20 years of experience in the audio and electronic industries in PRC, Macau and Hong Kong. Prior to his joining the Group in 1999, Mr. Wong worked for Zetronic Comunicações Lda. for more than 10 years responsible for the operation and marketing of voice telecommunications business.

Mr. WONG Wai Kan, aged 38, is the Senior Regional Business Director of the Group. He graduated from the Guangzhou Jinan University with a Bachelor of Science degree. He has been with the Group since 1993. Mr. Wong worked in the fields of purchasing and banking before joining the Group.

Mr. YUN Jun, aged 32, is the Regional Business Director of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Yun worked for China Telecom with the capacity as section chief before joining the Group.

Mr. ZENG Qing Shi, aged 32, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree. He joined the Group in 1994. Mr. Zeng was an engineer at a factory under the Ministry of Aerospace before joining the Group.

Mr. ZHONG Min, aged 40, is the Regional Business Manager for the Group. He obtained his Bachelor of Science degree, Master of Science degree and Ph.D. degree from South Metallurgy College, Jiangxi, Chongqing University and Tsinghua University respectively. He joined the group in 1998. Mr. Zhong was a university lecturer and worked in Macau as the general manager for an organisation headquartered in Beijing.

The directors submit their report together with the audited accounts for the year ended 30th June 2002.

Principal activity and geographical analysis of operations

The principal activity of the company is investment holding. The activities of the subsidiaries are set out in note 12 to the accounts.

An analysis of the group's turnover and contribution to operating profit for the year by business and geographical segment is set out in note 2 to the accounts.

Results and appropriations

The results of the group for the year are set out in the consolidated profit and loss account on page 38.

The details of dividends proposed and/or paid during the year are set out in note 7 to the accounts.

Reserves

Movements in the reserves of the company and the group during the year are set out in note 20 to the accounts.

Donations

Charitable and other donations made by the group during the year amounted to HK$117,000.

Fixed assets

Details of the movements in fixed assets of the group are set out in note 11 to the accounts.

Share capital

Details of the movements in share capital of the company are set out in note 19 to the accounts.

Convertible bonds

Details of the convertible bonds issued by the group during the year are set out in note 18 to the accounts.

Distributable reserves

Distributable reserves of the company at 30th June 2002, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to HK$86,765,000 (2001(restated): HK$89,013,000).

Five-year financial summary

A summary of the results and of the assets and liabilities of the group for the last five financial years is set out on page 83.

Purchase, sale or redemption of shares

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

Directors

The directors during the year were:

Mr. José Manuel dos Santos	
Mr. Yim Hong	
Mr. Kuan Kin Man	
Ms. Monica Maria Nunes	
Mr. Ho Kwok Hung	(resigned on 10th January 2002)
* Mr. Chui Sai Cheong	
* Mr. Lo King Chiu, Charles	

* Independent non-executive directors

In accordance with Article 87 of the company's bye-laws, Mr. Chui Sai Cheong retires at the forthcoming annual general meeting but, being eligible, offers himself for re-election.

Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles, are independent non-executive directors and were appointed for a two and a half-year term expiring on 13th December 2004.

Directors' service contracts

Each of the executive directors, except for Mr. Ho Kwok Hung, has entered into a service agreement with the company which expired on 11th August 2002 and renewed for a term of two and a half years commencing from 12th August 2002. The service agreements shall continue thereafter until terminated by either party giving to the other at least six months' notice in writing. The service agreement with Mr. Ho Kwok Hung was terminated on 10th January 2002 upon Mr. Ho Kwok Hung's resignation as a director.

The annual salary of each executive director is subject to periodic review. Each executive director shall abstain from voting and not be counted in the quorum in respect of any resolution regarding the amount payable to such director in respect of his/her appointment as a director.

Each of the executive directors is entitled to a discretionary bonus calculated as a percentage of the audited consolidated profit of the group after taxation and minority interest but before extraordinary items of the group and before such bonuses, which percentage shall be determined by the board of directors of the company, but in any event, the aggregate amount payable each financial year to all executive directors shall not exceed 10% of such profit.

Save as disclosed herein, there are no existing or proposed service contracts between any member of the group and any of the directors.

Biographical details of directors and senior management

Brief biographical details of directors and senior management are set out on page 20 to 24.

Directors' interests in contracts

The details of the directors' interests in contracts are set out as follows:

(a) During the year, Mr. José Manuel dos Santos and a subsidiary of the company had 46% and 54% interests in Guangzhou Vodatel Development Limited ("GVDL"), an indirectly-held subsidiary of the company. GVDL and Vodatel Networks Limited ("VNL"), a subsidiary of the company entered into a business development contract on 10th February 2000 pursuant to which VNL agreed to appoint GVDL as an agent for developing its business in the People's Republic of China excluding Macau and Hong Kong (the "PRC") and GVDL agreed to introduce third-party purchases in the PRC to VNL for a term of three years commencing from the date of execution of such contract. Pursuant to the contract, VNL shall pay GVDL a business development fee which is equivalent to the sum of the expenses incurred by GVDL for performing the contract and 2% of such expenses. Further, under the same contract, VNL will enter into sale and purchase agreements with third-party purchasers directly and GVDL will assist VNL to collect the sale proceeds (if requested) from those third-party purchasers and will also provide after-sales services to such third-party purchasers on behalf of VNL.

(b) There are sales transactions conducted between a subsidiary of the company and Zetronic Comunicações Lda, the interest of which is held as to 99% by Mr. José Manuel dos Santos and 1% by the spouse of Mr. José Manuel dos Santos, which are in the opinion of the directors carried out in the ordinary course of business and on normal commercial terms.

(c) The Macau office of the company is owned by Mr. José Manuel dos Santos and is leased to Vodatel Holdings Limited ("VHL"), a subsidiary of the company, for a monthly rental of HK$5,000.

The directors are of the opinion that the terms and conditions as disclosed in the business development contract dated 10th February 2000, as described in (a) above, have been entered into and carried out in the ordinary and usual course of business of the group on an arm's length basis, on normal commercial terms, are fair and reasonable and in the interests of the shareholders of the company as a whole.

Save as disclosed herein, no contracts of significance in relation to the group's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Save as disclosed in the section headed "Directors' interests in contracts", the details of other connected transactions are set out as follows:

Certain subsidiaries of the company have made advances to an associated company, Vodatel Crossland Technology Holdings Limited ("VCT"), to finance the working capital requirement of VCT. At 30th June 2002, the amount due from VCT to the group was approximately HK$2,996,000. The other shareholder of VCT, a third party, has also advanced to VCT an amount exceeding the proportion of its share of equity interest in VCT as at 30th June 2002.

Directors' interests in equity or debt securities

At 30th June 2002, the interests of the directors in the shares and options of the company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")), as recorded in the register maintained by the company under Section 29 of the SDI Ordinance or as notified to the company were as follows:

Name of director	Number of shares held	Type of interests	
Mr. José Manuel dos Santos	293,388,000	Corporate	Note
Mr. Yim Hong	7,357,500	Personal	
Mr. Kuan Kin Man	12,262,500	Personal	
Ms. Monica Maria Nunes	2,452,500	Personal	

Note:

These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Share options

Pursuant to a resolution passed on 10th February 2000, a share option scheme (the "Scheme") was approved by shareholders of the company.

On 16th August 2000 and 1st August 2001 respectively, share options were granted to directors, executives and employees of the company. Details of the scheme are as follows:

(a) Purpose

The Scheme is designed to give executive directors and senior employees holding an executive managerial or supervisory position in the company or any of its subsidiaries an equity interest in the company in order to enhance long-term shareholder value. The granting of options will also help the company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

(b) Qualified participants

Any full-time employee including any executive director of the company and its subsidiaries.

(c) Maximum number of shares

The total number of shares available for issue under the Scheme as at 30th June 2002 is 60,798,400, representing 10% of the issued share capital of the company as at 30th June 2002.

(d) Maximum entitlement of each qualified participant

No option may be granted to any qualified participant which, if exercised in full, would result in the total number of shares already issued and issuable to him/her under the Scheme exceeding 25% of the aggregate number of shares for the time being issued and issuable under the Scheme.

(e) Options exercisable period

Options may be exercised in a period of 3 years commencing on the expiry of 6 months after the date on which the option is granted and accepted by the grantee, and expiring on 10th February 2010, whichever is the earlier.

(f) Payment on acceptance of option

Pursuant to the Scheme, HK$1.00 per grant of the option shall be payable by the participant to the company in exercising the right to accept an offer of the option. The option shall remain open for acceptance for a period of 28 days from the date on which an option is offered to the grantee.

(g) Basis of determining the exercise price

The exercise price shall be at least the higher of (i) the closing price of shares on the Stock Exchange of Hong Kong ("the Exchange") as stated in the Exchange's daily quotation sheet on the date of which options are offered ("Offer Date") and (ii) the average closing price of the shares as stated in the Exchange's daily quotation sheets for the 5 business days immediately preceding the Offer Date.

Share options (Continued)

(h) Remaining life of the Scheme

The Scheme will remain valid until 10th February 2010.

Details of the share options outstanding as at 30th June 2002 which have been granted under the Scheme are as follows:

	Options held at 1st July 2001	Options granted during the year	Options lapsed during the year	Options held at 30th June 2002	Exercise price HK$	Grant date	Exercisable from	Exercisable until
Mr. José Manuel dos Santos	290,000	–	–	290,000	1.19	16th August 2000	16th February 2001	15th February 2004
	–	522,000	–	522,000	0.79[i]	1st August 2001	1st February 2002	31st January 2005
Mr. Yim Hong	290,000	–	–	290,000	1.19	16th August 2000	16th February 2001	15th February 2004
	–	522,000	–	522,000	0.79[i]	1st August 2001	1st February 2002	31st January 2005
Mr. Kuan Kin Man	290,000	–	–	290,000	1.19	16th August 2000	16th February 2001	15th February 2004
	–	522,000	–	522,000	0.79[i]	1st August 2001	1st February 2002	31st January 2005
Ms. Monica Maria Nunes	290,000	–	–	290,000	1.19	16th August 2000	16th February 2001	15th February 2004
	–	522,000	–	522,000	0.79[i]	1st August 2001	1st February 2002	31st January 2005
Mr. Ho Kwok Hung (resigned)	290,000	–	(290,000)[ii]	–	1.19	16th August 2000	16th February 2001	15th February 2004
Other employees	4,466,000	–		4,466,000	1.19	16th August 2000	16th February 2001	15th February 2004
	–	11,378,000		11,378,000	0.79[i]	1st August 2001	1st February 2002	31st January 2005

Notes:

(i) At the date before the options of exercise price of HK$0.79 were granted, which was 31st July 2001, the market value per share was HK$0.78.

(ii) Options granted to Mr. Ho Kwok Hung lapsed upon his resignation as a director of the company with effect from 10th January 2002.

Share options (Continued)

In assessing the value of the share options granted during the year ended 30th June 2002, the Black-Scholes option pricing model (the "Black-Scholes Model") has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 23 of the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules"). The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the company.

In assessing the value of the share options granted during the year to directors, chief executives and other employees, the following variables have been applied to the Black-Scholes Model:

Variable	**Measurement Date 1st August 2001**
Expected life	3 years
Risk-free rate	4.46%
Expected volatility	68.21%
Expected dividend yield	2.19%

The above variables were determined as follows:

(a) The expected life is estimated to be 3 years from the date of grant (the "Measurement Date").

(b) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) The expected volatility represents the standard deviation of the daily closing share prices of the company for the last twelve months from the Measurement Date.

(d) The expected dividend yield is based on the dividend declared most recently expressed as a percentage of the share price.

Share options (Continued)

Using the Black-Scholes Model in assessing the value of share options granted during the year, the options would have an aggregate value of approximately HK$4,578,440 represented as follows:

Directors, chief executives and other employees	Date of issue	Number of share options granted during the year	Estimated value per option HK$	Estimated value of options granted during the year HK$
Mr. José Manuel dos Santos	1st August 2001	522,000	0.34	177,480
Mr. Yim Hong	1st August 2001	522,000	0.34	177,480
Mr. Kuan Kin Man	1st August 2001	522,000	0.34	177,480
Ms. Monica Maria Nunes	1st August 2001	522,000	0.34	177,480
Other employees	1st August 2001	11,378,000	0.34	3,868,520
			Total	4,578,440

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

Substantial shareholders

At 30th June 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the company had been notified of the following substantial shareholder's interest, being 10% or more of the company's issued share capital.

Name of shareholder	Number of ordinary shares
Eve Resources Limited	293,388,000

The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests in equity or debt securities".

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

Interest of sponsor

The company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific-Yamaichi"), its directors, employees or associates (as referred to in note 3 to rule 6.35 of the GEM Listing Rules), were interested in 130,000 shares of HK$0.10 each in the share capital of the company as at 30th June 2002.

Pursuant to the agreement dated 16th February 2000 entered into between the company and Core Pacific-Yamaichi, Core Pacific-Yamaichi has received a fee for acting as the company's continuing sponsor for the period from 16th February 2000 to 30th June 2002.

Major customers and suppliers

The percentages of purchases and sales for the year attributable to the group's major suppliers and customers are as follows:

Purchases	
- the largest supplier	67%
- five largest suppliers combined	88%
Sales	
- the largest customer	21%
- five largest customers combined	45%

None of the directors, their associates or any shareholders (which to the knowledge of the directors owns more than 5% of the company's share capital) had an interest in the major suppliers or customers noted above.

Directors' interest in competing business

None of the directors or the management shareholders of the company (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the business of the group.

Subsequent event

An amount of HK$2,568,000 was advanced to an associated company, Guangzhou Thinker Vodatel Development Company Limited ("GZ Thinker"), for a further acquisition of an 11% equity interest in GZ Thinker by the group for which approval is pending as at 30th June 2002. Subsequent to the year end, approval has been granted and GZ Thinker has become a subsidiary of the company.

Board practices and procedures

The company has complied with the Board Practices and Procedures as set out in rules 5.28 to 5.39 to the GEM Listing Rules.

Audit committee

The written terms of reference which describe the authority and duties of the audit committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Society of Accountants.

The principal activities of the audit committee include the review and supervision of the group's financial reporting process and internal controls. The audit committee comprises two independent non-executive directors, namely Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles and an executive director, Mr. José Manuel dos Santos. Two meetings were held during the current financial year.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 16th September 2002

AUDITORS' REPORT TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 38 to 82 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the company are responsible to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the company and of the group as at 30th June 2002 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16th September 2002

For the year ended 30th June 2002

	Note	2002 HK$'000	2001 HK$'000 (restated)
Turnover	2	**601,108**	546,915
Cost of sales		**(448,860)**	(397,933)
Gross profit		**152,248**	148,982
Other revenues	2	**4,237**	11,773
Selling expenses		**(13,539)**	(5,745)
Administrative expenses		**(72,585)**	(57,622)
Impairment of goodwill	1(d)	**—**	(26,668)
Operating profit	3	**70,361**	70,720
Finance cost	4	**(173)**	—
Share of losses of associated companies		**(876)**	(2,155)
Profit before taxation		**69,312**	68,565
Taxation	5	**(10,557)**	(14,429)
Profit after taxation		**58,755**	54,136
Minority interests		**(1,763)**	—
Profit attributable to shareholders	6	**56,992**	54,136
Dividends	7	**9,120**	12,160
Basic earnings per share	8	**9.37 cents**	8.84 cents
Fully diluted earnings per share	8	**9.33 cents**	N/A

As at 30th June 2002

	Note	2002 HK$'000	2001 HK$'000 (restated)
Fixed assets	11	**3,227**	3,733
Investments in associated companies	13	**6,591**	6,609
Non-trading securities	14	**16,450**	16,540
Current assets			
Inventories	15	**110,812**	86,130
Trade and bills receivables	16	**191,357**	196,805
Other receivables, deposits and prepayments		**10,478**	10,977
Pledged time deposits		**—**	2,137
Bank balances and cash		**213,360**	225,518
		526,007	521,567
Current liabilities			
Trade and bills payables	17	**98,465**	158,040
Other payables and accruals		**43,651**	54,528
Convertible bonds	18	**17,505**	—
Taxation payable		**51,263**	42,032
Bank overdraft		**—**	70
Bank loan, secured		**—**	59
		210,884	254,729
Net current assets		**315,123**	266,838
Total assets less current liabilities		**341,391**	293,720
Financed by:			
Share capital	19	**60,798**	60,798
Reserves	20	**265,198**	219,853
Proposed dividends	20	**3,040**	12,160
Shareholders' funds		**329,036**	292,811
Minority interests		**2,630**	764
Convertible bonds	18	**9,725**	—
Bank loan, secured		**—**	145
		341,391	293,720

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

As at 30th June 2002

	Note	2002 HK$'000	2001 HK$'000 (restated)
Investments in subsidiaries	12	**213,927**	219,098
Current assets			
Dividends receivable		**55,000**	26,000
Bank balances and cash		**733**	1,205
		55,733	27,205
Current liabilities			
Other payables and accruals		**7,575**	9,200
Convertible bonds	18	**17,505**	—
		25,080	9,200
Net current assets		**30,653**	18,005
Total assets less current liabilities		**244,580**	237,103
Financed by:			
Share capital	19	**60,798**	60,798
Reserves	20	**171,017**	164,145
Proposed dividends	20	**3,040**	12,160
Shareholders' funds		**234,855**	237,103
Convertible bonds	18	**9,725**	—
		244,580	237,103

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

For the year ended 30th June 2002

	Note	2002 HK$'000	2001 HK$'000 (restated)
Cash (outflow)/inflow from operating activities	21(a)	(20,006)	52,796
Interest received		3,588	11,087
Interest paid		(173)	—
Dividends received from investments		649	686
Dividends paid		(18,240)	(9,225)
Taxation paid		(1,326)	(328)
Net cash (outflow)/inflow from operating activities		(35,508)	55,016
Cash flows from investing activities			
Purchase of fixed assets		(1,687)	(1,771)
Additional capital injection in an associated company		—	(946)
Purchase of subsidiaries		—	3,645
Purchase of non-trading securities		(4,056)	(4,529)
Net cash outflow from investing activities		(5,743)	(3,601)
Cash flows from financing activities	21(b)		
Repurchase of shares		—	(6,476)
Decrease in time deposits pledged for banking facilities		2,137	671
Repayment of a bank loan		(204)	—
Proceeds from issuance of convertible bonds		27,230	—
Net cash inflow/(outflow) from financing		29,163	(5,805)
(Decrease)/increase in cash and cash equivalents		(12,088)	45,610
Cash and cash equivalents at the beginning of the year		225,448	179,838
Cash and cash equivalents at the end of the year		213,360	225,448
Analysis of balances of cash and cash equivalents			
Bank balances and cash		213,360	225,518
Bank overdraft		—	(70)
		213,360	225,448

For the year ended 30th June 2002

	Note	Group	
		2002 **HK$'000**	2001 HK$'000
Total equity balance at the beginning of the year (as previously reported)		**280,651**	235,434
Effect of adopting SSAP 9 (revised)	1(r)	**12,160**	9,225
Total equity balance at the beginning of the year (restated)		**292,811**	244,659
Repurchase of shares		**—**	(6,476)
Deficit on revaluation of non-trading securities		**(2,517)**	(1,254)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company		**(10)**	—
Goodwill written off on acquisition of subsidiaries		**—**	(15,697)
Effect of adopting SSAP 30 and SSAP 31	1(d)	**—**	26,668
Net gains and losses not recognised in the consolidated profit and loss account		**(2,527)**	3,241
		290,284	247,900
Profit attributable to shareholders		**56,992**	54,136
1999/2000 Final dividends paid		**—**	(9,225)
2000/2001 Final dividends paid		**(12,160)**	—
2001/2002 Interim dividends paid		**(6,080)**	—
Total equity balance at the end of the year		**329,036**	292,811

For the year ended 30th June 2002

	Note	Company 2002 HK$'000	Company 2001 HK$'000
Total equity balance at the beginning of the year (as previously reported)		**224,943**	230,657
Effect of adopting SSAP 9 (revised)	1(r)	**12,160**	9,225
Total equity balance at the beginning of the year (restated)		**237,103**	239,882
Repurchase of shares		**—**	(6,476)
Net gains and losses not recognised in the profit and loss account		**—**	(6,476)
		237,103	233,406
Profit attributable to shareholders		**15,992**	12,922
1999/2000 Final dividends paid		**—**	(9,225)
2000/2001 Final dividends paid		**(12,160)**	—
2001/2002 Interim dividends paid		**(6,080)**	—
Total equity balance at the end of the year		**234,855**	237,103

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

(i) The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that non-trading securities are stated at fair value.

(ii) In the current year, the group adopted the following revised or new Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001 except stated otherwise:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

In the current year, the group early adopted the following revised SSAPs issued by the HKSA which will be effective for accounting periods commencing on or after 1st January 2002 except stated otherwise:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cashflow statement

The effects of adopting these new/revised standards are set out in the accounting policies below.

1 Principal accounting policies (Continued)

(b) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 30th June. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

A subsidiary is a company in which the company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and also any related exchange reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

The merger reserve of the group includes the difference between the nominal value of the share capital of subsidiaries acquired and the nominal value of the shares issued by the company in exchange thereof, and also any existing balance on the share premium account of the subsidiaries.

1 Principal accounting policies (Continued)

(c) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies.

In the company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the company on the basis of dividends received and receivable.

(d) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary/associated company at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions on or after 1st July 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life but not exceeding 20 years.

Goodwill on acquisitions that occurred prior to 1st July 2001 was written off against reserves. The group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31. In accordance with the transitional provisions of SSAP30, where an impairment loss has arisen since the date of acquisition on goodwill previously written off against reserves, and previously there was not a policy to recognise such impairment losses, this change in accounting policy has been applied retrospectively and the impairment losses have been recognised as a prior year adjustment. As a result, the group has retrospectively restated and decreased its previously reported net profit for the year ended 30th June 2001 by approximately HK$26,668,000.

1 Principal accounting policies (Continued)

(e) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Fixed assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold improvements	20%
Furniture, fixtures and equipment	20% - 50%
Motor vehicles	20%
Demonstration equipment	33-$\frac{1}{3}$%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired.

If any such indication exists, the recoverable amount of the asset is estimated and, where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

1 Principal accounting policies (Continued)

(g) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises invoiced cost of inventories. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(k) Provisions

In accordance with SSAP 28, provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1 Principal accounting policies (Continued)

(l) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowable. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the accounts. The deferred tax effect of timing differences, computed under the liability method, is recognised in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

In prior periods, the profit and loss account of foreign enterprises was translated at closing rates. This is a change in accounting policy, however, the translation of the profit and loss account of foreign enterprises in prior periods has not been restated as the effect of this change is not material to the current and prior periods.

(n) Revenue recognition

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the systems are delivered to customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

Interest income is recognised on a time proportion basis, taking account of the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

1 Principal accounting policies (Continued)

(o) Retirement benefits costs

The subsidiaries of the company in Hong Kong, Macau and the People's Republic of China (the "PRC" (Note)) are required to make contributions for their employees to retirement schemes managed by relevant local authorities in accordance with their rules and regulations. Contributions to these retirement schemes are charged to the profit and loss account in the year in which they are incurred.

Note:

The PRC, for the purposes of these accounts, excludes Hong Kong and Macau.

(p) Research and development costs

Research and development costs are expensed as incurred, except for where it is expected that the product under development will be profitable and will be produced and its technical feasibility has been demonstrated. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised.

(q) Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of inventories and operating receivables, and mainly exclude investments in associated companies and non-trading securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets (Note 11) and additions resulting from acquisitions through purchases of subsidiaries and associated companies.

In respect of geographical segment reporting, sales are based on the country in which the works are carried out and services are delivered. Total assets and capital expenditure are where the customers are located.

1 Principal accounting policies (Continued)

(r) Dividends

In accordance with the revised SSAP 9, the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively and the comparatives presented have been restated to conform to the changed policy.

As detailed in note 20, this change has resulted in an increase in opening retained earnings at 1st July 2001 by HK$12,160,000 which is the reversal of the provision for 2000/2001 final dividend proposed previously recorded as a liability as at 30th June 2001 although not declared until after the balance sheet date. The comparatives have been affected in a similar way.

2 Turnover, revenues and segment information

The group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services and sale of goods. Revenues recognised during the year are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	**521,582**	471,885
Sale of goods	**79,526**	75,030
	601,108	546,915
Other revenues		
Dividend income	**649**	686
Interest income	**3,588**	11,087
	4,237	11,773
Total revenues	**605,345**	558,688

2 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments

The group is organised into two main business segments:

— Design, sale and implementation of data networking systems and provision of related engineering services

— Sale of goods

There are no sales or other transactions between the business segments.

	Design, sale and implementation of data networking systems and provision of related engineering services 2002 HK$'000	Sale of goods 2002 HK$'000	Group 2002 HK$'000
Turnover	521,582	79,526	601,108
Segment results	69,994	15,931	85,925
Unallocated income			4,237
Unallocated cost			(19,801)
Operating profit			70,361
Finance cost			(173)
Share of losses of associated companies			(876)
Profit before taxation			69,312
Taxation			(10,557)
Profit after taxation			58,755
Minority interests			(1,763)
Profit attributable to shareholders			56,992
Segment assets	275,777	26,392	302,169
Investments in associated companies			6,591
Unallocated assets			243,515
Total assets			552,275
Segment liabilities	86,733	11,732	98,465
Unallocated liabilities			124,774
Total liabilities			223,239
Unallocated capital expenditure			5,743
Unallocated depreciation			2,210
Unallocated impairment charge			1,674
Other non-cash expenses	117	26	143
Unallocated non-cash expenses			2,998

2 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments (Continued)

	Design, sale and implementation of data networking systems and provision of related engineering services 2001 HK$'000	Sale of goods 2001 HK$'000	Group 2001 HK$'000
Turnover	471,885	75,030	546,915
Segment results	84,670	16,366	101,036
Unallocated income			11,773
Unallocated costs			(42,089)
Operating profit			70,720
Finance cost			—
Share of losses of associated companies			(2,155)
Profit before taxation			68,565
Taxation			(14,429)
Profit after taxation			54,136
Minority interests			—
Profit attributable to shareholders			54,136
Segment assets	248,273	34,662	282,935
Investments in associated companies			6,609
Unallocated assets			258,905
Total assets			548,449
Segment liabilities	135,513	22,527	158,040
Unallocated liabilities			97,598
Total liabilities			255,638
Unallocated capital expenditure			23,403
Unallocated depreciation			2,188
Unallocated impairment charge			26,668
Other non-cash expenses	310	47	357
Unallocated non-cash expenses			97

2 Turnover, revenues and segment information (Continued)

Secondary reporting format - geographical segment

The group is engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods in two main geographical areas, namely the PRC and Macau.

There are no sales or other transactions between the geographical segments.

	Turnover 2002 HK$'000	Segment result 2002 HK$'000	Total assets 2002 HK$'000	Capital expenditure 2002 HK$'000
The PRC	541,906	81,300	113,402	—
Macau	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
Unallocated income		4,237		
Unallocated cost		(19,801)		
Operating profit		70,361		
Investments in associated companies			6,591	
Unallocated assets			243,515	
Total assets			552,275	
Unallocated capital expenditure				5,743

2 Turnover, revenues and segment information (Continued)

Secondary reporting format - geographical segment (Continued)

	Turnover 2001 HK$'000	Segment result 2001 HK$'000	Total assets 2001 HK$'000	Capital expenditure 2001 HK$'000
The PRC	541,603	99,247	85,388	—
Macau	5,312	1,789	197,547	—
	546,915	101,036	282,935	—
Unallocated income		11,773		
Unallocated cost		(42,089)		
Operating profit		70,720		
Investments in associated companies			6,609	
Unallocated assets			258,905	
Total assets			548,449	
Unallocated capital expenditure				23,403

3 Operating profit

Operating profit is stated after crediting and charging the following:

	Group	
	2002 **HK$'000**	2001 HK$'000
Crediting		
Net exchange gain	**1,654**	—
Charging		
Auditors' remuneration		
— current year	**1,217**	1,200
— under provision in previous year	**—**	235
Cost of inventories	**418,716**	394,417
Depreciation of fixed assets	**2,210**	2,188
Impairment of investments in non-trading securities	**1,674**	—
Loss on disposal of fixed assets	**2**	97
Net exchange loss	**—**	1,163
Operating leases in respect of land and buildings	**2,674**	1,932
Provision for doubtful debts	**—**	357
Provision for advance to an associated company	**2,996**	—
Research and development costs	**159**	146
Retirement benefit costs (Note 10)	**653**	502
Staff costs (including directors' emoluments)	**31,659**	27,023

4 Finance cost

	2002 **HK$'000**	2001 HK$'000
Interest on convertible bonds	**173**	—

5 Taxation

No provision for Hong Kong profits tax has been made in the accounts as the group does not have any estimated assessable Hong Kong profits for the year. Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau. The PRC profits tax has been calculated at 33% on the estimated assessable profits of group companies operating in the PRC.

The amount of taxation charged to the consolidated profit and loss account represents:

	Group	
	2002	2001
	HK$'000	HK$'000
Hong Kong profits tax	**—**	—
Macau complementary profits tax	**10,274**	14,429
PRC profits tax	**283**	—
	10,557	14,429

There was no material unprovided deferred taxation for the year (2001: Nil).

6 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$15,992,000 (2001: HK$12,922,000).

7 Dividends

	2002 HK$'000	2001 HK$'000
Interim, paid for 2001/2002, of HK$0.01 (2000/2001: nil) per ordinary share	**6,080**	—
Final, proposed for 2001/2002, of HK$0.005 (2000/2001: HK$0.02) per ordinary share	**3,040**	12,160
	9,120	12,160

Note:

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 30th June 2000 and 2001 were HK$9,225,000 and HK$12,160,000 respectively. Under the group's new accounting policy as described in note 1(r), these have been written back against opening reserves as at 1st July 2000 and 2001 in note 20 and are now charged in the periods in which they were declared.

(b) At a meeting held on 16th September 2002 the directors declared a final dividend of HK$0.005 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 30th June 2002.

8 Earnings per share

The calculation of basic earnings per share is based on the group's profit attributable to shareholders of HK$56,992,000 (2001(restated): HK$54,136,000) and the weighted average of shares 607,984,000 (2001: 612,184,331 shares) in issue during the year.

The calculation of fully diluted earnings per share is based on adjusted profit of HK$57,137,753 on the assumption that the weighted average of all convertible bonds in issue and all share options outstanding, except for share options having anti-dilutive effect, had been converted and had saved finance costs thereon and the weighted average of 612,211,940 shares issued and issuable.

Fully diluted earnings per share for the year ended 30th June 2001 was not disclosed as there were no dilutive potential ordinary shares.

9 Directors' and senior management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments paid and payable to directors of the company during the year are as follows:

	2002 **HK$'000**	2001 HK$'000
Fees	**819**	890
Other emoluments		
— basic salaries and allowances	**6,823**	7,094
— bonuses	**6,200**	8,000
— pensions	**27**	18
	13,869	16,002

Directors' fees disclosed above include HK$240,000 (2001: HK$240,000) paid to independent non-executive directors.

The executive directors received individual emoluments for the year ended 30th June 2002 of approximately HK$7,441,000 (2001: HK$8,394,000), HK$2,551,000 (2001: HK$2,665,000), HK$1,661,000 (2001: HK$1,839,000), HK$1,381,000 (2001: HK$1,558,000) and HK$595,000 (2001: HK$1,306,000) respectively.

No directors waived or agreed to waive any of their emoluments in respect of the years ended 30th June 2002 and 2001.

9 Directors' and senior management's emoluments (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the group for the year include four directors (2001: five) whose emoluments are reflected in the analysis presented above. For the year ended 30th June 2002, the emoluments payable to the remaining one (2001: Nil) individual who was not a director is as follows:

	2002	2001
	HK$'000	HK$'000
Basic salaries, housing allowances, other allowances and benefits in kind	**561**	—
Bonuses	**395**	—
	956	—

The emoluments fell within the following bands:

	Number of individual	
Emolument bands	**2002**	2001
Nil - HK$1,000,000	**1**	—
	1	—

During the year ended 30th June 2002, no emoluments have been paid by the group to the directors or the five highest paid individuals as an inducement to join the group, or as compensation for loss of office.

10 Retirement benefit costs

The group did not provide retirement benefits for its employees in Hong Kong before 1st December 2000. With effect from 1st December 2000, a mandatory provident fund scheme has been set up for all the eligible employees of the group in Hong Kong. The mandatory provident fund scheme is a defined contribution retirement scheme and the contributions to the fund by the group and employees are calculated as a percentage of the employees' basic salaries.

The employees of the representative offices of the group operating in the PRC participated in defined contribution retirement schemes in accordance with local government requirements. The contributions to the fund are calculated as a percentage of employees' basic salaries.

As at 30th June 2002, 75 (2001: 34) employees based in Macau had completed the required number of years of service under the Macau Employment Relationship Decree ("Decree") and are eligible for long service payments on termination of their employment. The group is only liable to make such payments where the termination meets the required circumstances specified in the Decree. If the termination of all these employees meets the circumstances required by the Decree, the group's maximum liabilities as at 30th June 2002 in this regard would be approximately HK$9,987,000 (2001: HK$5,598,000). No provision has been made for this amount in the accounts as it is not expected to be paid in the foreseeable future.

11 Fixed assets

	Group				
	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
Cost					
At 1st July 2001	2,616	5,285	1,488	1,349	10,738
Exchange adjustments	—	25	8	—	33
Additions	105	663	867	52	1,687
Disposals	(77)	(201)	(30)	—	(308)
At 30th June 2002	2,644	5,772	2,333	1,401	12,150
Accumulated depreciation					
At 1st July 2001	1,707	3,473	533	1,292	7,005
Exchange adjustments	—	11	3	—	14
Charge for the year	517	1,346	279	68	2,210
Disposals	(78)	(199)	(29)	—	(306)
At 30th June 2002	2,146	4,631	786	1,360	8,923
Net book value					
At 30th June 2002	498	1,141	1,547	41	3,227
At 30th June 2001	909	1,812	955	57	3,733

12 Investments in subsidiaries - Company

	2002 **HK$'000**	2001 HK$'000
Investments, at cost (Note (a))	**73,918**	73,918
Amounts due from subsidiaries (Note (b))	**141,517**	146,678
Amount due to a subsidiary (Note (b))	**(1,508)**	(1,498)
	213,927	219,098

(a) The following is a list of the subsidiaries at 30th June 2002:

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held Directly	Interest held Indirectly
Guangzhou Vodatel Development Limited ("GVDL")	The PRC	Design, sale and implementation of data networking systems and the provision of related engineering services/ the PRC	RMB3,000,000	—	54%
Guangzhou Information Communication Co., Ltd. ("GZIC")	The PRC	Provision of internet related data services/ the PRC	RMB900,000	—	28% (Note)
Mega Datatech Limited	Macau	Computer software and hardware integration/Macau	MOP100,000	—	100%
Vodatel China Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel China Limited	British Virgin Islands	Investment holding/ the PRC	1,000 ordinary shares of US$1 each	—	100%
Vodatel Data Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

12 Investments in subsidiaries - Company (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held	
				Directly	Indirectly
Vodatel Holdings Limited	British Virgin Islands	Investment holding and design, sale and implementation of data networking systems and the provision of related engineering services/Macau	10,000 ordinary shares of US$1 each	100%	—
Vodatel Hong Kong Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Information Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

12 Investments in subsidiaries - Company (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/registered capital	Interest held Directly	Interest held Indirectly
Vodatel International Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Networks Limited	British Virgin Islands	Investment holding and provision of supporting services to group companies/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (HK) Limited	British Virgin Islands	Provision of warehouse services/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems Inc.	British Virgin Islands	Design, sale and implementation of data networking systems and the provision of related engineering Services/Macau	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (Macau) Limited	British Virgin Islands	Dormant	1,000 ordinary shares of US$1 each	—	100%
Worldtown International Limited	British Virgin Islands	Owner of intellectual property rights and trademarks/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

Note:

GVDL holds 51.82% interest directly in GZIC.

(b) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

13 Investments in associated companies

	Group	
	2002 **HK$'000**	2001 HK$'000
Share of net assets (Note (a))	**4,023**	4,899
Advances to associated companies (Note (b))	**5,564**	1,710
	9,587	6,609
Less: provision for advance to an associated company (Note (b))	**(2,996)**	—
	6,591	6,609
Unlisted shares, at cost	**33,107**	33,107

13 Investments in associated companies (Continued)

(a) The following is a list of the associated companies at 30th June 2002:

Name	Place of incorporation/ establishment and business	Principal activities	Particulars of issued/registered capital	Interest held indirectly
Crossland Business Solution Limited	Hong Kong	Software production and provision of software consultancy services	100 ordinary shares of HK$1 each	40%
Guangzhou Thinker Vodatel Development Company Limited ("GZ Thinker")	The PRC	Wireless data communications and internet related products research and development	US$3,000,000	49%
Oriental Skill Limited	Hong Kong	Provision of hardware consultancy services	10 ordinary shares of HK$1 each	40%
VcShare Online Limited	Hong Kong	Provision of software consultancy services	1,000,000 ordinary shares of HK$1 each	40%
Vodatel Crossland Technology Holdings Limited	British Virgin Islands	Investment holding	1,000 ordinary shares of US$1 each	40%

(b) Advances to associated companies are unsecured, interest-free and have no fixed terms of repayment.

Included in the advances to associated companies is an amount of HK$2,568,000 advanced to GZ Thinker for a futher acqusition of an 11% equity interest in GZ Thinker by the group for which approval is pending as at 30th June 2002. Subsequent to the year end, approval has been granted and GZ Thinker has become a subsidiary of the company. The remaining advance of HK$2,996,000 was made to another associated company, which was fully provided for at the year end.

14 Non-trading securities

	Group	
	2002	2001
	HK$'000	HK$'000
Equity securities, at market value		
Listed in Hong Kong	**10,320**	10,770
Listed outside Hong Kong	**1,092**	3,135
	11,412	13,905
Unlisted	**6,112**	2,635
Less: impairment charge	**(1,674)**	—
	15,850	16,540
Convertible notes, unlisted (Note)	**600**	—
	16,450	16,540

Note:

The convertible notes bear interest at 1% per annum on the principal amount of the notes outstanding from time to time payable half yearly in arrears on 30th September and 31st March in each year. The company shall have the right to convert the whole (but not part) of the principal amount of the notes into fully-paid ordinary shares of the notes issuer or the substituted listing company at initial conversion price specified in the subscription agreement dated 28th March 2002.

15 Inventories

	Group	
	2002	2001
	HK$'000	HK$'000
Networking equipment	**114,141**	88,072
Less: provision	**(3,329)**	(1,942)
	110,812	86,130

At 30th June 2002, there were no inventories (2001: Nil) carried at net realisable value.

16 Trade and bills receivables

At 30th June 2002, the ageing analysis of the trade and bills receivables were as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
0 - 3 months	**66,441**	77,812
4 - 6 months	**48,797**	29,038
7 - 12 months	**54,752**	52,965
Over 12 months	**43,309**	58,932
	213,299	218,747
Less: provision	**(21,942)**	(21,942)
	191,357	196,805

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the group. Customers are generally required to pay at various intervals over the life of the projects.

17 Trade and bills payables

At 30th June 2002, the ageing analysis of the trade and bills payables were as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
0 - 3 months	**52,680**	69,923
4 - 6 months	**18,671**	23,828
7 - 12 months	**1,407**	39,553
Over 12 months	**25,707**	24,736
	98,465	158,040

18 Convertible bonds

	2002 HK$'000	2001 HK$'000
Convertible bonds	**27,230**	—
Less: current portion	**(17,505)**	—
	9,725	—

In February 2002, the company issued a total of US$3,500,000 convertible bonds ("CB") to a supplier of the group. The CB bear interest at 1.90875% per annum on the principal amount of the CB outstanding from time to time payable annually in arrears. The CB comprised of three tranches:

(a) For CB1 of US$1,500,000, the holder and the company shall each have the right, at the option of such holder or the company, at any time between 28th February 2002 and 28th February 2003 inclusive, convert CB1 into fully-paid shares of HK$0.1 each of the company at a conversion price of HK$2.0 per share, subject to adjustment.

(b) For CB2 of US$750,000, the holder shall have the right, at the option of such holder, at any time between 28th February 2002 and 28th February 2003 inclusive, convert CB2 into fully-paid shares of HK$0.1 each of the company at a conversion price of HK$2.0 per share, subject to adjustment.

(c) For CB3 of US$1,250,000, the holder shall have the right, at the option of such holder, at any time between 28th February 2002 and 28th February 2004 inclusive, convert CB3 into fully-paid shares of HK$0.1 each of the company at a conversion price of HK$2.0 per share, subject to adjustment.

Unless previously converted, the company shall redeem the CB at a value equal to the aggregate of (i) the principal amount outstanding under the CB; and (ii) all interest accrued thereon up to and including the date of actual payment on 28th February 2003 for CB1 and CB2 and on 28th February 2004 for CB3.

19 Share capital

	Number of shares	HK$'000
Authorised		
Ordinary shares of HK$0.10 each		
At 30th June 2001 and 30th June 2002	2,000,000,000	200,000
Issued and fully paid		
Ordinary shares of HK$0.10 each		
At 30th June 2000	615,000,000	61,500
Repurchase of shares	(7,016,000)	(702)
At 30th June 2001 and 30th June 2002	607,984,000	60,798

Under a share option scheme approved by the shareholders, the directors of the company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

On 16th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to the directors of the company and certain employees of the group respectively. None of the share options granted have been exercised as at 30th June 2002.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the company and certain employees of the group respectively. None of the share options granted have been exercised as at 30th June 2002.

Details of the outstanding share options which have been granted to the directors of the company and certain employees of the group are as follows:

Date of share options granted	Number of share options outstanding as at 1st July 2001	Number of share options granted during the year	Number of share options lapsed during the year	Number of share options outstanding as at 30th June 2002	Exercise period	Exercise price per share HK$
16th August 2000	5,916,000	—	(290,000)	5,626,000	16th February 2001 - 15th February 2004	1.19
1st August 2001	—	13,466,000	—	13,466,000	1st February 2002 - 31st January 2005	0.79
	5,916,000	13,466,000	(290,000)	19,092,000		

20 Reserves

	Group						
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (Note)	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2000 (as previously reported)	92,364	—	1,399	35,549	—	44,622	173,934
Effect of adopting SSAP 9 (revised) (Note 1(r))	—	—	—	—	—	9,225	9,225
At 1st July 2000 (restated)	92,364	—	1,399	35,549	—	53,847	183,159
Effect of adopting SSAP 30 and SSAP 31 (Note 1(d))	—	—	—	—	—	26,668	26,668
Repurchase of shares	(5,774)	702	—	—	—	(702)	(5,774)
Deficit on revaluation of non-trading securities	—	—	(1,254)	—	—	—	(1,254)
Profit attributable to shareholders	—	—	—	—	—	54,136	54,136
1999/2000 Final dividend paid	—	—	—	—	—	(9,225)	(9,225)
Goodwill written off on acquisition of subsidiaries	—	—	—	—	—	(15,697)	(15,697)
At 30th June 2001	86,590	702	145	35,549	—	109,027	232,013
Representing:							
2000/2001 Final dividend proposed							12,160
Reserves at 30th June 2001							219,853
							232,013
Company and subsidiaries	86,590	702	145	35,549	—	111,625	234,611
Associated companies	—	—	—	—	—	(2,598)	(2,598)
At 30th June 2001	86,590	702	145	35,549	—	109,027	232,013

20 Reserves (Continued)

	Group						
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (Note)	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2001 (as previously reported)	86,590	702	145	35,549	—	96,867	219,853
Effect of adopting SSAP 9 (revised) (Note 1(r))	—	—	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	702	145	35,549	—	109,027	232,013
Deficit on revaluation of non-trading securities	—	—	(2,517)	—	—	—	(2,517)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	(10)	—	(10)
Profit attributable to shareholders	—	—	—	—	—	56,992	56,992
2000/2001 Final dividend paid	—	—	—	—	—	(12,160)	(12,160)
2001/2002 Interim dividend paid	—	—	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Representing:							
2001/2002 Final dividend proposed							3,040
Reserves at 30th June 2002							265,198
							268,238
Company and subsidiaries	86,590	702	(2,372)	35,549	(10)	151,264	271,723
Associated companies	—	—	—	—	—	(3,485)	(3,485)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238

Note:

The merger reserve of the group includes the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the shares issued by the company in exchange thereof and also an existing balance on the share premium account of a subsidiary.

20 Reserves (Continued)

	Company				
	Share premium HK$'000	Contributed surplus HK$'000 (Note (a))	Capital redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2000 (as previously reported)	92,364	73,718	—	3,075	169,157
Effect of adopting SSAP 9 (revised) (Note 1(r))	—	—	—	9,225	9,225
At 1st July 2000 (restated)	92,364	73,718	—	12,300	178,382
Repurchase of shares	(5,774)	—	702	(702)	(5,774)
Profit attributable to shareholders	—	—	—	12,922	12,922
1999/2000 Final dividend paid	—	—	—	(9,225)	(9,225)
At 30th June 2001	86,590	73,718	702	15,295	176,305
Representing:					
2000/2001 Final dividend proposed					12,160
Reserves at 30th June 2001					164,145
					176,305

20 Reserves (Continued)

	Company				
	Share premium HK$'000	**Contributed surplus** HK$'000 (Note (a))	**Capital redemption reserve** HK$'000	**Retained earnings** HK$'000	**Total** HK$'000
At 1st July 2001 (as previously reported)	86,590	73,718	702	3,135	164,145
Effect of adopting SSAP 9 (revised) (Note 1(r))	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	73,718	702	15,295	176,305
2000/2001 Final dividend paid	—	—	—	(12,160)	(12,160)
Profit attributable to shareholders	—	—	—	15,992	15,992
2001/2002 Interim dividend paid	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	73,718	702	13,047	174,057
Representing:					
2001/2002 Final dividend proposed					3,040
Reserves at 30th June 2002					171,017
					174,057

Notes:

(a) The contributed surplus represents the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the company's shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(b) Distributable reserves of the company at 30th June 2002 amounted to HK$86,765,000 (2001(restated): HK$89,013,000).

21 Notes to the consolidated cash flow statement

(a) Reconciliation of profit before taxation to cash (outflow)/inflow from operating activities

	Group	
	2002 **HK$'000**	2001 HK$'000 (restated)
Profit before taxation	**69,312**	68,565
Share of losses of associated companies	**876**	2,155
Depreciation	**2,210**	2,188
Loss on disposal of fixed assets	**2**	97
Impairment of investments in non-trading securities	**1,674**	—
Impairment of goodwill (note 1(d))	**—**	26,668
(Increase)/decrease in amount due from an associated company	**(858)**	913
Increase in inventories	**(24,682)**	(48,978)
Decrease in trade and bills receivables and other receivables, deposits and prepayments	**5,947**	21,396
(Decrease)/increase in trade and bills payables	**(59,575)**	23,422
Decrease in other payables and accruals	**(10,877)**	(30,060)
Decrease in amount due to directors	**—**	(1,797)
Interest expenses	**173**	—
Interest income	**(3,588)**	(11,087)
Dividend income	**(649)**	(686)
Exchange differences	**29**	—
Cash (outflow)/inflow from operating activities	**(20,006)**	52,796

21 Notes to the consolidated cash flow statement (Continued)

(b) Analysis of changes in financing during the year

	Share capital including share premium		Pledged time deposits		Convertible bonds		Bank loan, secured		Minority interests	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Balance at the beginning of the year	147,388	153,864	(2,137)	(2,808)	—	—	204	—	764	—
Repurchase of shares	—	(6,476)	—	—	—	—	—	—	—	—
Minority interests in share of profits and exchange reserves	—	—	—	—	—	—	—	—	1,866	764
Cash inflow/(outflow) from financing	—	—	2,137	671	27,230	—	(204)	—	—	—
Balance at the end of the year	147,388	147,388	—	(2,137)	27,230	—	—	204	2,630	764

(c) Purchase of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets acquired		
Fixed assets	—	608
Other investments	—	—
Inventories	—	3,100
Trade and bills receivables	—	7,135
Other receivables, deposits and prepayments	—	4,994
Bank balances and cash	—	5,169
Due to a director	—	(1,585)
Trade and bills payables	—	(7,115)
Other payables and accruals	—	(10,491)
Bank overdrafts	—	(70)
Loans and finance leases	—	(204)
Minority shareholders' interests	—	(764)
	—	777
Goodwill	—	15,697
Carrying value of interest in an associated company	—	(317)
	—	16,157
Satisfied by		
Cash	—	16,157

21 Notes to the consolidated cash flow statement (Continued)

(d) Analysis of the net outflow in respect of the purchase of subsidiaries

	2002 **HK$'000**	2001 HK$'000
Cash consideration	—	16,157
Bank balances and cash in hand acquired	—	(5,169)
Bank overdrafts	—	70
Outstanding purchase consideration payable	—	(14,703)
Net cash outflow in respect of the purchase of subsidiaries	—	(3,645)

22 Banking facilities

At 30th June 2002, the group's banking facilities of HK$407,000,000 (2001: HK$193,080,000) are secured by the following:

(a) corporate guarantee given by certain subsidiaries amounting to HK$327,000,000 (2001: HK$147,200,000);

(b) corporate guarantee given by the company amounting to HK$407,000,000 (2001: HK$193,080,000); and

(c) cross corporate guarantees between the company and certain subsidiaries amounting to HK$80,000,000 (2001: HK$50,000,000).

Subsequent to 30th June 2002, banking facilities given by a bank have been revised from HK$83,000,000 to HK$50,000,000. Corporate guarantees given by the company and certain subsidiaries of the company amounting to HK$83,000,000 respectively have been revised to HK$50,000,000 each accordingly.

23 Bank loan, secured

	2002 HK$'000	2001 HK$'000
Bank loan, secured	—	204
Less: current portion	—	(59)
	—	145

The bank loan is wholly repayable within five years.

At 30th June 2002, the group's bank loans and overdrafts were repayable as follows:

	2002 HK$'000	2001 HK$'000
Within one year	—	59
In the second year	—	65
In the third to fifth year	—	80
	—	204

24 Contingent liabilities

At 30th June 2002, the company has provided a corporate guarantee of HK$407,000,000 (2001: HK$190,943,000) in favour of certain banks to secure banking facilities granted to certain subsidiaries.

25 Commitments

(a) Capital commitments

	2002 HK$'000	2001 HK$'000
Contracted but not provided for	—	51
Authorised but not contracted for	1,000	1,456
	1,000	1,507

(b) Operating lease commitments

At 30th June 2002, the group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2002 HK$'000	2001 HK$'000
Within one year	927	1,844
In the second to fifth year inclusive	445	740
After the fifth year	88	158
	1,460	2,742

26 Related party transactions

Significant related party transactions, which were carried out in the normal course of the group's business are as follows:

	2002 **HK$'000**	2001 HK$'000
Business development fee payable to GVDL (Note (a))	—	1,393
Sale of goods to Zetronic Comunicações Lda (Note (b))	**289**	869
Rental charges payable to a director of the company (Note (c))	**60**	60
Network service fee payable to an associated company, Crossland Business Solution Limited ("CBS") (Note (d))	**400**	825

(a) GVDL acts as a representative office for the group in Guangzhou and it charges all expenses incurred on behalf of the group with an additional 2% markup as its service fee. Since GVDL has become a subsidiary of the group on 15th June 2001, such service fee has been eliminated in the consolidated accounts for the year ended 30th June 2002.

(b) Zetronic Comunicações Lda is a company incorporated in Macau and owned by Mr. José Manuel dos Santos. In the opinion of the directors of the company, the transactions were carried out in the ordinary course of business of the group and on normal commercial terms.

(c) The group leased its office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999.

26 Related party transactions (Continued)

(d) This represents network service fee payable which is charged at terms mutually agreed between the group and CBS. In the opinion of the directors of the company, the transactions were carried out in the ordinary course of business of the group and on normal commercial terms.

(e) At 30th June 2002, the group had unsecured advances to the following associated company:

	2002 **HK$'000**	2001 HK$'000
Vodatel Crossland Technology Holdings Limited ("VCT") (Note)	**2,996**	1,710

Note:

The advance to VCT is unsecured, interest-free and has no fixed terms of repayment. The other shareholder of VCT, a third party, has also advanced to VCT an amount exceeding the proportion of its share of equity interest in VCT. The group has fully provided for the advance to VCT as at 30th June 2002.

27 Approval of accounts

The accounts were approved by the board of directors on 16th September 2002

For the year ended 30th June

	2002 **HK$'000**	2001 HK$'000 (restated)	2000 HK$'000 (restated)	1999 HK$'000	1998 HK$'000
Turnover	**601,108**	546,915	482,267	478,420	416,151
Profit attributable to shareholders	**56,992**	54,136	78,185	71,229	49,857
Total assets	**552,275**	548,449	459,699	283,739	174,568
Total liabilities	**223,239**	255,638	215,040	233,744	138,818
Net assets	**329,036**	292,811	244,659	49,995	35,750

The turnover, profit attributable to shareholders, total assets and total liabilities of the group for each of the three years ended 30th June 2000 have been prepared on the basis of merger accounting as if the group structure, at the time when the group reorganisation in February 2000 was completed, had been in existence throughout the accounting years presented.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Third Annual General Meeting of Shareholders of the Company will be held at the Chatham Room, Level 7, Conrad Hong Kong, on Tuesday, 5th November 2002 at 11:00 a.m. for the following purposes:-

1. To receive and consider the audited financial statements and the reports of the directors of the Company ("Directors") and auditors for the year ended 30th June 2002.

2. To approve the payment of a final dividend for the year ended 30th June 2002.

3. To re-elect retiring Director.

4. *To authorise the Board of Directors to fix Directors' remuneration.*

5. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

6. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

   A. "THAT:-

   (a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted by the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.

"Rights Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. "THAT:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Stock Exchange or those of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. "THAT:-

subject to the passing of the Ordinary Resolution Nos. 6A and 6B, the general mandate granted to the Directors to allot, issue and deal with additional securities pursuant to Resolution No. 6A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 6B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman

Hong Kong, 27th September 2002

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau

Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. The register of members of the Company will be closed from 1st November 2002 to 5th November 2002, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October 2002.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Conuanght Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 6B above as required by the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange will be dispatched to the members of the Company together with the 2002 Annual Report.

ABBREVIATIONS

Alcatel	Alcatel Networks Corporation
ATM	Asynchronous Transfer Mode
CDMA	Code Division Multiple Access
DDN	Digital Data Network
DWDM	Dense Wavelength Division Multiplexing
Extreme	Extreme Networks, Inc.
Inktomi	Inktomi Corporation
IP	Internet Protocol
Juniper	Juniper Networks
LG	LG Information & Communications, Ltd.
LG TOPS	Guangzhou LG-TOPS Communication Technologies Co., Ltd.
Mirapoint	Mirapoint, Inc.
MTel	Mobile Telecom Network (Holdings) Limited
NETP	New Economy Trading Platform
Packeteer	Packeteer, Inc.
PDH	Plesiochronous Digital Hierarchy
PRC	People's Republic of China
Riverstone	Riverstone Networks, Inc.
SDH	Synchronous Digital Hierarchy
SONET	Synchronous Optical Network
Vodatel Crossland	Vodatel Crossland Technology Holdings Limited
WAN	Wide Area Network
WTO	World Trade Organisation

簡稱

Alcatel	Alcatel Networks Corporation
ATM	異步傳輸模式
CDMA	碼分多址技術
DDN	數碼數據網絡
DWDM	密集波長部分多路復用器
Extreme	Extreme Networks, Inc.
Inktomi	Inktomi Corporation
IP	互聯網通訊協定
Juniper	Juniper Networks
LG	LG Information & Communications, Ltd.
LG TOPS	Guangzhou LG-TOPS Communication Technologies Co., Ltd.
Mirapoint	Mirapoint, Inc.
MTel	Mobile Telecom Network (Holdings) Limited
NETP	新經濟貿易平台
Packeteer	Packeteer, Inc.
PDH	準同步數字分層結構
PRC	中華人民共和國
Riverstone	Riverstone Networks, Inc.
SDH	同步數字分層結構
SONET	同步光網絡
Vodatel Crossland	Vodatel Crossland Technology Holdings Limited
WAN	廣域網絡
世貿	世界貿易組織

附註：

1. 本公司將於二零零二年十一月一日至二零零二年十一月五日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零二年十月三十一日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（指如有而言）或經公證人簽署證明的副本，最遲須於大會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第6B項普通決議案的詳情的説明文件，連同二零零二年年報將寄發予本公司股東。

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C) 「動議：－

待第6A項及第6B項普通決議案獲通過後，擴大授予董事根據第6A項配發、發行及處理額外證券的一般授權至包括本公司根據第6B項決議案授予的權力下所額外購回的股份面值總值，惟購回的股份面值不得超逾本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos
二零零二年九月二十七日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：
澳門氹仔
永福街74號
愛達利大廈

香港營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「供股」乃指董事於訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B) 「動議：－

(a) 根據本決議案(b)段，一般及無條件批准在董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或任何其它本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的證券交易所，按照所有適用法例及規定及聯交所創業板（「創業板」）證券上市規則或任何其它認可證券交易所不時修訂的規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額之10%，上述授權亦須受此限制；及

股東週年大會通告

茲通告本公司將於二零零二年十一月五日星期二上午十一時正假座香港港麗酒店七樓漆咸廳舉行第三屆股東週年大會，以處理下列事務：

1. 省覽截至二零零二年六月三十日止年度的經審核財務報表、本公司董事（「董事」）及核數師的報告書。

2. 批准派付截至二零零二年六月三十日止年度的末期股息。

3. 重選退任董事。

4. 授權董事會釐定董事酬金。

5. 重新委任核數師及授權董事會釐定彼等的酬金。

6. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「動議：－

(a) 在本決議案下文(c)段的規限下，一般及無條件批准董事於有關期間（定義見本文）內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或本公司當時採納的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額之20%；及本決議案的授權亦須受此限制；及

截至六月三十日止年度

	二零零二年 千港元	二零零一年 千港元 （重列）	二零零零年 千港元 （重列）	一九九九年 千港元	一九九八年 千港元
營業額	**601,108**	546,915	482,267	478,420	416,151
股東應佔溢利	**56,992**	54,136	78,185	71,229	49,857
總資產	**552,275**	548,449	459,699	283,739	174,568
總負債	**223,239**	255,638	215,040	233,744	138,818
資產淨值	**329,036**	292,811	244,659	49,995	35,750

本集團截至二零零零年六月三十日止三個年度各年的營業額、股東應佔溢利、總資產及總負債，乃根據本集團的集團重組於二零零零年二月完成時，於整個呈報會計年度一直存在的合併會計基準編製。

26 關連人士交易（續）

(d) 該項目即應付網絡服務費，以本集團與CBS共同協定的條款收費。本公司董事認為，該等交易按本集團的一般業務及以一般商業條款進行。

(e) 於二零零二年六月三十日，本集團向下列聯營公司給予無抵押墊款：

	二零零二年 千港元	二零零一年 千港元
Vodatel Crossland Technology Holdings Limited（「VCT」）（附註）	**2,996**	1,710

附註：

給予VCT的墊款乃無抵押、免息及並無固定還款期。VCT其他股東（第三者）亦按其大於VCT的股本權益比例給予VCT墊款。本集團於二零零二年六月三十日給予VCT的墊款已全數作出撥備。

27 賬目批准

該等賬目在二零零二年九月十六日由董事會批准。

26 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	二零零二年 千港元	二零零一年 千港元
應付廣州愛達利的商業發展費（附註(a)）	**—**	1,393
向 Zetronic Comunicações Lda 銷售貨品（附註(b)）	**289**	869
應付本公司董事的租金費用（附註(c)）	**60**	60
應付聯營公司 Crossland Business Solution Limited （「CBS」）的網絡服務費（附註(d)）	**400**	825

(a) 廣州愛達利作為本集團在廣州的代表辦事處，代表本集團就所有開支收取額外2%的溢價，作為其服務費。自廣州愛達利於二零零一年六月十五日成為本集團附屬公司後，該等服務費於截至二零零二年六月三十日止年度的綜合賬目中對銷。

(b) Zetronic Comunicações Lda 為一間於澳門註冊成立的公司，並由 José Manuel dos Santos 先生擁有。本公司董事認為，該等交易乃按本集團日常業務及一般商業條款進行。

(c) 本集團自一九九九年十月一日起向 José Manuel dos Santos 先生租用其辦公室單位，月租約5,000港元。

25 承擔

(a) 資本承擔

	二零零二年 千港元	二零零一年 千港元
已訂約但未撥備	—	51
已授權但未訂約	1,000	1,456
	1,000	1,507

(b) 經營租約承擔

於二零零二年六月三十日，本集團就土地及樓宇的不可取消經營租約的未來最少應付租約款額如下：

	二零零二年 千港元	二零零一年 千港元
一年內	927	1,844
第二至第五年（包括首尾兩年）	445	740
第五年後	88	158
	1,460	2,742

23 有抵押銀行貸款

	二零零二年 千港元	二零零一年 千港元
有抵押銀行貸款	—	204
減：在一年內應償還之款額	—	(59)
	—	145

銀行貸款須於五年內悉數償還。

於二零零二年六月三十日，本集團的銀行貸款及透支應付如下：

	二零零二年 千港元	二零零一年 千港元
一年內	—	59
第二年	—	65
第三至第五年	—	80
	—	204

24 或然負債

於二零零二年六月三十日，本公司已向若干銀行提供公司擔保407,000,000港元（二零零一年：190,943,000港元），作為授予若干附屬公司銀行信貸的抵押。

21 綜合現金流量表附註（續）

(d) 購買附屬公司的流出淨額分析：

	二零零二年 千港元	二零零一年 千港元
現金代價	—	16,157
已收購銀行結餘及手頭現金	—	(5,169)
銀行透支	—	70
尚未償還的應付購買代價	—	(14,703)
購買附屬公司現金流出淨額	—	(3,645)

22 銀行信貸

於二零零二年六月三十日，本集團的銀行信貸407,000,000港元（二零零一年：193,080,000港元）是以下列各項作抵押：

(a) 若干附屬公司作出的公司擔保327,000,000港元（二零零一年：147,200,000港元）；

(b) 本公司作出的公司擔保407,000,000港元（二零零一年：193,080,000港元）；及

(c) 本公司與若干附屬公司互相作出的公司擔保80,000,000港元（二零零一年：50,000,000港元）。

於二零零二年六月三十日後，一間銀行給予的銀行信貸已由83,000,000港元修訂至50,000,000港元。本公司及本公司若干附屬公司分別給予達83,000,000港元的公司擔保亦相應修訂至各50,000,000港元。

21 綜合現金流量表附註（續）

(b) 年內融資變動分析

	股本包括股份溢價		已抵押定期存款		可換股債券		有抵押銀行貸款		少數股東權益	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
年初結餘	**147,388**	153,864	**(2,137)**	(2,808)	**—**	—	**204**	—	**764**	—
購回股份	**—**	(6,476)	**—**	—	**—**	—	**—**	—	**—**	—
少數股東權益										
應佔溢利及外滙儲備	**—**	—	**—**	—	**—**	—	**—**	—	**1,866**	764
來自融資的現金流入／(流出)	**—**	—	**2,137**	671	**27,230**	—	**(204)**	—	**—**	—
年終結餘	**147,388**	147,388	**—**	(2,137)	**27,230**	—	**—**	204	**2,630**	764

(c) 購買附屬公司

	二零零二年	二零零一年
	千港元	千港元
收購資產淨額		
固定資產	**—**	608
其他投資	**—**	—
存貨	**—**	3,100
應收貿易賬項及票據	**—**	7,135
其他應收款項、按金及預付款項	**—**	4,994
銀行結餘及現金	**—**	5,169
應付董事款項	**—**	(1,585)
應付貿易賬項及票據	**—**	(7,115)
其他應付款項及應計費用	**—**	(10,491)
銀行透支	**—**	(70)
借貸及融資租約	**—**	(204)
少數股東權益	**—**	(764)
	—	777
商譽	**—**	15,697
聯營公司的權益的賬面值	**—**	(317)
	—	16,157
以現金支付	**—**	16,157

21 綜合現金流量表附註

(a) 除稅前溢利與來自經營業務的現金（流出）╱流入對賬

	本集團	
	二零零二年 千港元	二零零一年 千港元 （重列）
除稅前溢利	**69,312**	68,565
應佔聯營公司虧損	**876**	2,155
固定資產折舊	**2,210**	2,188
出售固定資產虧損	**2**	97
投資非買賣證券減值虧損	**1,674**	—
商譽減值虧損（附註1(d)）	**—**	26,668
應收聯營公司款項（增加）╱減少	**(858)**	913
存貨增加	**(24,682)**	(48,978)
應收貿易賬項及票據及其他應收款項、按金及預付款項減少	**5,947**	21,396
應付貿易賬項及票據（減少）╱增加	**(59,575)**	23,422
其他應付款項及應計費用減少	**(10,877)**	(30,060)
應付董事款項減少	**—**	(1,797)
利息開支	**173**	—
利息收入	**(3,588)**	(11,087)
股息收入	**(649)**	(686)
兌滙差額	**29**	—
經營業務的現金（流出）╱流入	**(20,006)**	52,796

20 儲備（續）

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(a))	資本贖回儲備 千港元	保留盈利 千港元	合共 千港元
於二零零一年七月一日（過往呈報）	86,590	73,718	702	3,135	164,145
採納會計準則第9號的影響（經修訂）（附註1(r)）	—	—	—	12,160	12,160
於二零零一年七月一日（重列）	86,590	73,718	702	15,295	176,305
二零零零／二零零一年已付末期股息	—	—	—	(12,160)	(12,160)
股東應佔溢利	—	—	—	15,992	15,992
二零零一／二零零二年已付中期股息	—	—	—	(6,080)	(6,080)
於二零零二年六月三十日	86,590	73,718	702	13,047	174,057
代表：					
二零零一／二零零二年建議末期股息					3,040
於二零零二年六月三十日的儲備					171,017
					174,057

附註：

(a) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與本公司已發行股份面值之間的差額。根據百慕達一九八一年公司法（經修訂），繳入盈餘可分派予股東，但須受以下條件所規限：倘(i)本公司無法或在支付以下款項後無法償還其到期的負債，或(ii)本公司在支付以下款項後，其可變現的資產值為少於其負債、已發行股本與股份溢價的總額，則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(b) 於二零零二年六月三十日，本公司可供分派的儲備為86,765,000港元（二零零一年（重列）：89,013,000港元）。

20 儲備（續）

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(a))	資本贖回儲備 千港元	保留盈利 千港元	合共 千港元
於二零零零年七月一日（過往呈報）	92,364	73,718	—	3,075	169,157
採納會計準則第9號的影響（經修訂）（附註1(r)）	—	—	—	9,225	9,225
於二零零零年七月一日（重列）	92,364	73,718	—	12,300	178,382
購回股份	(5,774)	—	702	(702)	(5,774)
股東應佔溢利	—	—	—	12,922	12,922
一九九九／二零零零年已付末期股息	—	—	—	(9,225)	(9,225)
於二零零一年六月三十日	86,590	73,718	702	15,295	176,305
代表：					
二零零零／二零零一年建議末期股息					12,160
於二零零一年六月三十日的儲備					164,145
					176,305

20 儲備（續）

	本集團						
	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元 (附註)	外匯儲備 千港元	保留盈利 千港元	合共 千港元
於二零零一年七月一日（過往呈報）	86,590	702	145	35,549	—	96,867	219,853
採納會計準則第9號的影響（經修訂）（附註1(r)）	—	—	—	—	—	12,160	12,160
於二零零一年七月一日（重列）	86,590	702	145	35,549	—	109,027	232,013
非買賣證券重估的虧絀	—	—	(2,517)	—	—	—	(2,517)
海外附屬公司及一間聯營公司折算賬目產生的差額	—	—	—	—	(10)	—	(10)
股東應佔溢利	—	—	—	—	—	56,992	56,992
二零零零／二零零一年已付末期股息	—	—	—	—	—	(12,160)	(12,160)
二零零一／二零零二年已付中期股息	—	—	—	—	—	(6,080)	(6,080)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
代表：							
二零零一／二零零二年建議末期股息							3,040
於二零零二年六月三十日的儲備							265,198
							268,238
公司及附屬公司	86,590	702	(2,372)	35,549	(10)	151,264	271,723
聯營公司	—	—	—	—	—	(3,485)	(3,485)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238

附註：

本集團的合併儲備，包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額，及附屬公司股份溢價賬的任何現有結餘。

20 儲備

	本集團						
	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元 (附註)	外滙儲備 千港元	保留盈利 千港元	合共 千港元
於二零零零年七月一日(過往呈報)	92,364	—	1,399	35,549	—	44,622	173,934
採納會計準則第9號的影響(經修訂)(附註1(r))	—	—	—	—	—	9,225	9,225
於二零零零年七月一日(重列)	92,364	—	1,399	35,549	—	53,847	183,159
採納會計準則第30及第31號的影響(附註1(d))	—	—	—	—	—	26,668	26,668
購回股份	(5,774)	702	—	—	—	(702)	(5,774)
非買賣證券重估的虧絀	—	—	(1,254)	—	—	—	(1,254)
股東應佔溢利	—	—	—	—	—	54,136	54,136
一九九九/二零零零年末期股息派發	—	—	—	—	—	(9,225)	(9,225)
收購聯營公司之撇銷商譽	—	—	—	—	—	(15,697)	(15,697)
於二零零一年六月三十日	86,590	702	145	35,549	—	109,027	232,013
代表:							
二零零零/二零零一年建議末期股息							12,160
於二零零一年六月三十日的儲備							219,853
							232,013
公司及附屬公司	86,590	702	145	35,549	—	111,625	234,611
聯營公司	—	—	—	—	—	(2,598)	(2,598)
於二零零一年六月三十日	86,590	702	145	35,549	—	109,027	232,013

19 股本

	股份數目	千港元
法定		
每股面值0.10港元普通股		
於二零零一年六月三十日		
及二零零二年六月三十日	2,000,000,000	200,000
已發行及繳足		
每股面值0.10港元普通股		
於二零零零年六月三十日	615,000,000	61,500
購回股份	(7,016,000)	(702)
於二零零一年六月三十日		
及二零零二年六月三十日	607,984,000	60,798

根據股東批准的購股權計劃，本公司董事可酌情邀請全職僱員（包括執行董事）行使購股權以認購本公司股份最多達不時已發行股份（不包括因行使根據購股權計劃授出的購股權而發行的股行）的10%上限。

於二零零零年八月十六日，可認購1,450,000股及4,466,000股股份乃分別授予本公司的董事以及本集團的若干僱員。並無購股權於二零零二年六月三十日已獲行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份乃分別授予本公司的董事以及本集團的若干僱員。並無購股權於二零零二年六月三十日已獲行使。

已授予本公司的董事及本集團的若干僱員的尚未行使購股權詳情如下：

授予購股權日期	於二零零一年七月一日尚未行使購股權數目	年內授予購股權數目	年內失效購股權數目	於二零零二年六月三十日尚未行使之購股權數目	行使期間	每股股份行使價 港元
二零零零年八月十六日	5,916,000	—	(290,000)	5,626,000	二零零一年二月十六日至二零零四年二月十五日	1.19
二零零一年八月一日	—	13,466,000	—	13,466,000	二零零二年二月一日至二零零五年一月三十一日	0.79
	5,916,000	13,466,000	(290,000)	19,092,000		

18 可換股債券

	二零零二年 千港元	二零零一年 千港元
可換股債券	**27,230**	—
減：在一年內償還或換股之款額	**(17,505)**	—
	9,725	—

於二零零二年二月，本公司發行合共為3,500,000美元的可換股債券(「債券」)予本集團的一間供應商。該債券按不時未贖回債券的本金總額1.90875%於每年期末支付，該債券包括三種份額：

(a) 第一種債券為1,500,000美元，持有者及本公司各自有權，按該持有者或本公司的選擇，於二零零二年二月二十八日至二零零三年二月二十八日期間(包括首尾兩日)，以轉換價格每股2.0港元(可予調整)轉換第一種債券為本公司每股面值0.1港元的繳足股份。

(b) 第二種債券為750,000美元，持有者有權，按該持有者的選擇，於二零零二年二月二十八日至二零零三年二月二十八日期間(包括首尾兩日)，以轉換價格每股2.0港元(可予調整)轉換第二種債券為本公司每股面值0.1港元的繳足股份。

(c) 第三種債券為1,250,000美元，持有者有權，按該持有者的選擇，於二零零二年二月二十八日至二零零四年二月二十八日期間(包括首尾兩日)，以轉換價格每股2.0港元(可予調整)轉換第三種債券為本公司每股面值0.1港元的繳足股份。

除非在早前已轉換，本公司應按相等於(I)根據債券之未贖回本金；及(ii)所有累計至實際支付日期之應計利息之合計總值贖回債券。第一及第二種債券之支付日期為二零零三年二月二十八日，而第三種債券之支付日期則為二零零四年二月二十八日。

16 應收貿易賬項及票據

於二零零二年六月三十日，應收貿易賬項及票據的賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
0-3個月	**66,441**	77,812
4-6個月	**48,797**	29,038
7-12個月	**54,752**	52,965
12個月以上	**43,309**	58,932
	213,299	218,747
減：撥備	**(21,942)**	(21,942)
	191,357	196,805

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目之不同階段支付款項。

17 應付貿易賬項及票據

於二零零二年六月三十日，應付貿易賬項及票據的賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
0-3個月	**52,680**	69,923
4-6個月	**18,671**	23,828
7-12個月	**1,407**	39,553
12個月以上	**25,707**	24,736
	98,465	158,040

14 非買賣證券

	本集團	
	二零零二年	二零零一年
	千港元	千港元
股本證券，按市值		
在香港上市	**10,320**	10,770
在香港以外上市	**1,092**	3,135
	11,412	13,905
非上市	**6,112**	2,635
減：減值虧損	**(1,674)**	—
	15,850	16,540
可換股票據，非上市(附註)	**600**	—
合共	**16,450**	16,540

附註：

可換股票據的年利率為不時未贖回票據本金金額的1%，於每半年(每年九月三十日及三月三十一日)付上結欠款項。本公司有權以二零零二年三月二十八日的認購協議列明的最初調換價格轉換全數(非部份)票據的本金金額為票據發行人或替代上市公司的全數繳付普通股。

15 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
網絡設備	**114,141**	88,072
減：撥備	**(3,329)**	(1,942)
	110,812	86,130

於二零零二年六月三十日，並無存貨附有可變現淨值(二零零一年：無)。

13 於聯營公司的投資（續）

(a) 於二零零二年六月三十日的聯營公司如下：

名稱	成立／註冊地點	主要業務	已發行股本／註冊資本詳情	所持間接權益
Crossland Business Solution Limited	香港	生產軟件及提供軟件顧問服務	每股面值1港元的普通股100股	40%
廣州新科愛達利電訊技術有限公司（「GZ Thinker」）	中國	無線數據及互聯網相關產品研究及開發	3,000,000美元	49%
Oriental Skill Limited	香港	硬件買賣及研究開發	每股面值1港元的普通股10股	40%
VcShare Online Limited	香港	提供軟件顧問服務	每股面值1港元的普通股1,000,000股	40%
Vodatel Crossland Technology Holdings Limited	英屬處女群島	投資控股	每股面值1美元的普通股1,000股	40%

(b) 給予聯營公司的墊款乃無抵押、免息及並無定期還款期。

由本集團墊款予GZ Thinker用作進一步收購於GZ Thinker的11%權益，已包括於予聯營公司總額為2,568,000港元的墊款中，有關批准於二零零二年六月三十日仍待通過。結算日後，批准已獲授予以及GZ Thinker已成為本公司的附屬公司。墊款的其餘部份為2,996,000港元已給予另一間聯營公司，並於結算日全數予以撥備。

13 於聯營公司的投資

	本集團	
	二零零二年 千港元	二零零一年 千港元
應佔資產淨值（附註(a)）	**4,023**	4,899
給予聯營公司的墊款（附註(b)）	**5,564**	1,710
	9,587	6,609
減：給予聯營公司的墊款撥備（附註(b)）	**(2,996)**	—
	6,591	6,609
非上市股份，按成本	**33,107**	33,107

12 於附屬公司的投資－公司(續)

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益	
				直接	間接
Vodatel International Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Networks Limited	英屬處女群島	投資控股及向本集團旗下各公司提供支援服務／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (HK) Limited	英屬處女群島	提供存貨服務／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems Inc.	英屬處女群島	數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (Macau) Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1,000股	—	100%
Worldtown International Limited	英屬處女群島	擁有知識產權及商標／香港	每股面值1美元的普通股1,000股	—	100%

附註：

廣州愛達利直接持有圖文資訊的51.82%權益。

(b) 應收／(付)附屬公司的款項為無抵押、免息及無固定還款期。

12 於附屬公司的投資－公司（續）

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益	
				直接	間接
Vodatel Holdings Limited	英屬處女群島	投資控股，數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股10,000股	100%	—
Vodatel Hong Kong Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Information Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%

12 於附屬公司的投資－公司

	二零零二年 千港元	二零零一年 千港元
投資，按成本（附註(a)）	**73,918**	73,918
應收附屬公司款項（附註(b)）	**141,517**	146,678
應付附屬公司款項（附註(b)）	**(1,508)**	(1,498)
	213,927	219,098

(a) 於二零零二年六月三十日的附屬公司如下：

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益 直接	所持權益 間接
廣州市愛達利發展有限公司（「廣州愛達利」）	中國	數據網絡系統設計、銷售及開發及提供相關工程服務／中國	人民幣3,000,000元	—	54%
廣州市圖文資訊有限公司（「圖文資訊」）	中國	提供互聯網相關數據服務／中國	人民幣900,000元	—	28%（附註）
萬訊電腦科技有限公司	澳門	電腦軟件及硬件整合／澳門	澳門元100,000	—	100%
Vodatel China Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel China Limited	英屬處女群島	投資控股／中國	每股面值1美元的普通股1,000股	—	100%
Vodatel Data Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%

11 固定資產

	本集團				
	租賃物業裝修 千港元	傢具、裝置及設備 千港元	汽車 千港元	示範設備 千港元	合共 千港元
成本					
於二零零一年七月一日	2,616	5,285	1,488	1,349	10,738
兌滙調整	—	25	8	—	33
增置	105	663	867	52	1,687
出售	(77)	(201)	(30)	—	(308)
於二零零二年六月三十日	2,644	5,772	2,333	1,401	12,150
累計折舊					
於二零零一年七月一日	1,707	3,473	533	1,292	7,005
兌滙調整	—	11	3	—	14
本年度折舊	517	1,346	279	68	2,210
出售	(78)	(199)	(29)	—	(306)
於二零零二年六月三十日	2,146	4,631	786	1,360	8,923
賬面淨值					
於二零零二年六月三十日	498	1,141	1,547	41	3,227
於二零零一年六月三十日	909	1,812	955	57	3,733

10 退休福利成本

本集團於二零零零年十二月一日前並無為其香港僱員提供退休福利。由二零零零年十二月一日起，已為本集團在香港的所有合資格僱員設立一項強制性公積金計劃。強制性公積金計劃乃一項明確的供款退休計劃，而本集團及僱員對基金的供款乃按僱員的基本薪金的百分比計算。

根據當地的政府所規定，於中國運作的本集團代表辦事處的僱員須參與明確供款退休計劃。對基金的供款乃按僱員的基本薪金的百分比計算。

於二零零二年六月三十日，七十五名(二零零一年：三十四名)澳門僱員已完成澳門僱傭關係法令(「法令」)所規定的服務年期年數，於終止服務時將有資格領取長期服務金。本集團僅須於終止服務符合法令所指明的情況下支付有關款項。倘終止服務符合法令所指明的情況，本集團於二零零二年六月三十日之最高負債約達9,987,000港元(二零零一年：5,598,000港元)。因預期於可見未來不會發生上述情況，故並無於項目內就該金額作撥備。

9 董事及高級管理人員酬金(續)

(b) 五位最高薪人士

本年度本集團最高薪的五位人士計有四位董事(二零零一年:五位),彼等的酬金已反映於上述分析。截至二零零二年六月三十日止年度,應付其餘一位(二零零一年:無)人士(並非董事)的酬金如下:

	二零零二年 千港元	二零零一年 千港元
基本薪金、房屋津貼、其他津貼及實物利益	**561**	—
花紅	**395**	—
	956	—

酬金在下列範圍的人士如下:

	人數	
酬金範圍	**二零零二年**	二零零一年
零-1,000,000港元	**1**	—
	1	—

截至二零零二年六月三十日止年度,本集團並無向董事或五位最高薪人士支付任何酬金,作為加入本集團的獎勵或離職賠償。

9 董事及高級管理人員酬金

(a) 董事酬金

年內繳付及應付本公司董事的酬金總額如下：

	二零零二年 千港元	二零零一年 千港元
袍金	**819**	890
其他酬金		
一基本薪金及津貼	**6,823**	7,094
一花紅	**6,200**	8,000
一退休金	**27**	18
	13,869	16,002

上文所披露的董事袍金包括付予獨立非執行董事的240,000港元（二零零一年：240,000港元）。

截至二零零二年六月三十日止年度，各執行董事分別收取個人酬金約7,441,000港元（二零零一年：8,394,000港元）、2,551,000港元（二零零一年：2,665,000港元）、1,661,000港元（二零零一年：1,839,000港元）、1,381,000港元（二零零一年：1,558,000港元）及595,000港元（二零零一年：1,306,000港元）。

概無董事放棄或同意放棄截至二零零二年及二零零一年六月三十日止年度的酬金。

7 股息

	二零零二年 千港元	二零零一年 千港元
已付二零零一／二零零二年中期股息 每股普通股0.01港元 （二零零零／二零零一年：無）	**6,080**	—
建議二零零一／二零零二年末期股息 每股普通股0.005港元 （二零零零／二零零一年：0.02港元）	**3,040**	12,160
	9,120	12,160

附註：

(a) 截至二零零零年及二零零一年六月三十日止年度才建議派付及於結算日後宣派但已計於有關年度賬目內的末期股息，分別為9,225,000港元及12,160,000港元。根據附註1(r)載列的本集團的新會計政策，該等款額已於二零零零年及二零零一年七月一日的儲備期初結餘（附註20）撥回，以及於宣派的期間入賬。

(b) 於二零零二年九月十六日舉行的董事會議上，董事宣派付末期股息每股普通股0.005港元。此項擬派股息並無反映在該等賬目的應付股息，惟將會列入截至二零零二年六月三十日止年度的保留盈利攤分項下。

8 每股盈利

每股基本盈利是按本集團股東應佔溢利56,992,000港元（二零零一年（重列）：54,136,000港元）及年內已發行股份的加權平均數607,984,000股（二零零一年：612,184,331股）計算。

每股全面攤薄盈利是按經調整的溢利57,137,753港元計算，假設全部已發行可換股債券及全部未行使購股權（具反攤薄作用的購股權除外）已轉換及可節省融資成本，而已發行及可發行股份的加權平均數為612,211,940股。

由於並無具攤薄作用的普通股，故並無披露截至二零零一年六月三十日止年度的每股全面攤薄盈利。

5 稅項

本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。澳門補充利得稅是按本集團在澳門經營的成員公司的年內估計應課稅溢利的15.75%計算。中國所得稅是按本集團在中國經營的成員公司的年內估計應課稅溢利的33%計算。

於綜合損益賬內列賬的稅項金額如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
香港利得稅	**—**	—
澳門補充利得稅	**10,274**	14,429
中國所得稅	**283**	—
	10,557	14,429

年內並無任何重大未撥備遞延稅項(二零零一年：無)。

6 股東應佔溢利

本公司賬目所處理之股東應佔溢利為15,992,000港元(二零零一年：12,922,000港元)。

3 經營溢利

經營溢利乃計入及扣除下列各項後列賬：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
計入		
匯兑收益淨額	**1,654**	—
扣除		
核數師酬金		
一本年度	**1,217**	1,200
一上年度撥備不足	**—**	235
存貨成本	**418,716**	394,417
固定資產折舊	**2,210**	2,188
投資非買賣證券減值虧損	**1,674**	—
出售固定資產虧損	**2**	97
匯兑虧損淨額	**—**	1,163
有關土地及樓宇的經營租賃	**2,674**	1,932
呆賬撥備	**—**	357
給予聯營公司的墊款撥備	**2,996**	—
研究及開發成本	**159**	146
退休福利費用(附註10)	**653**	502
員工費用(包括董事酬金)	**31,659**	27,023

4 財務成本

	二零零二年	二零零一年
	千港元	千港元
可換股債券利息	**173**	—

2 營業額、收益及分部資料（續）

次要申報格式－按地區劃分（續）

	營業額 二零零一年 千港元	分部業績 二零零一年 千港元	總資產 二零零一年 千港元	資本開支 二零零一年 千港元
中國	541,603	99,247	85,388	—
澳門	5,312	1,789	197,547	—
	546,915	101,036	282,935	—
未分配收入		11,773		
未分配開支		(42,089)		
經營溢利		70,720		
於聯營公司的投資			6,609	
未分配資產			258,905	
總資產			548,449	
未分配資本開支				23,403

2 營業額、收益及分部資料（續）

次要申報格式－按地區劃分

本集團在兩個主要地區－中國及澳門經營數據網絡系統設計、銷售與開發及提供相關工程服務，及貨品銷售的業務。

各地區分部之間並無進行銷售或其他交易。

	營業額 二零零二年 千港元	分部業績 二零零二年 千港元	總資產 二零零二年 千港元	資本開支 二零零二年 千港元
中國	541,906	81,300	113,402	—
澳門	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
未分配收入		4,237		
未分配開支		(19,801)		
經營溢利		70,361		
於聯營公司的投資			6,591	
未分配資產			243,515	
總資產			552,275	
未分配資本開支				5,743

2 營業額、收益及分部資料（續）

主要申報格式－按業務劃分（續）

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零一年 千港元	貨品銷售 二零零一年 千港元	本集團 二零零一年 千港元
營業額	471,885	75,030	546,915
分部業績	84,670	16,366	101,036
未分配收入			11,773
未分配開支			(42,089)
經營溢利			70,720
財務成本			—
應佔聯營公司虧損			(2,155)
除税前溢利			68,565
税項			(14,429)
除税後溢利			54,136
少數股東權益			—
股東應佔溢利			54,136
分部資產	248,273	34,662	282,935
於聯營公司的投資			6,609
未分配資產			258,905
總資產			548,449
分部負債	135,513	22,527	158,040
未分配負債			97,598
總負債			255,638
未分配資本開支			23,403
未分配折舊			2,188
未分配減值虧損			26,668
其他非現金開支	310	47	357
未分配非現金開支			97

2 營業額、收益及分部資料（續）

主要申報格式－按業務劃分

本集團主要業務分為以下兩類：

－ 數據網絡系統設計、銷售與開發及提供相關工程服務

－ 貨品銷售

各業務分部之間並無進行銷售或其他交易。

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零二年 千港元	貨品銷售 二零零二年 千港元	本集團 二零零二年 千港元
營業額	521,582	79,526	601,108
分部業績	69,994	15,931	85,925
未分配收入			4,237
未分配開支			(19,801)
經營溢利			70,361
財務成本			(173)
應佔聯營公司虧損			(876)
除稅前溢利			69,312
稅項			(10,557)
除稅後溢利			58,755
少數股東權益			(1,763)
股東應佔溢利			56,992
分部資產	275,777	26,392	302,169
於聯營公司的投資			6,591
未分配資產			243,515
總資產			552,275
分部負債	86,733	11,732	98,465
未分配負債			124,774
總負債			223,239
未分配資本開支			5,743
未分配折舊			2,210
未分配減值虧損			1,674
其他非現金開支	117	26	143
未分配非現金開支			2,998

1 主要會計政策（續）

(r) 股息

根據經修訂的會計準則第9號，本集團對在結算日後建議或宣派的股息，不再於結算日確認為負債。此項會計政策的改變已追溯應用，故呈報的同期比較數字經已重列以符合此項政策的改變。

如附註20所詳述，此項改變令二零零一年七月一日的期初保留盈利增加12,160,000港元，此項增加乃二零零零／二零零一年度建議末期息準備的撥回，該股息雖然直至結算日後才宣派，但先前於二零零一年六月三十日以負債列賬。比較數字亦受到類似的影響。

2 營業額、收益及分部資料

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。年內已確認的收益如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
營業額		
數據網絡系統設計、銷售與開發及提供相關工程服務	**521,582**	471,885
貨品銷售	**79,526**	75,030
	601,108	546,915
其他收益		
股息收入	**649**	686
利息收入	**3,588**	11,087
	4,237	11,773
收益總額	**605,345**	558,688

1 主要會計政策(續)

(o) 退休福利成本

本公司於香港、澳門及中華人民共和國(「中國」(附註))的附屬公司，須按當地規則及條例，為僱員向由有關的當地機關管理的退休金計劃作供款。向該等退休金計劃作出的供款，在供款的年度內於損益賬內入賬。

附註：

就此等賬目而言，中國不包括香港及澳門。

(p) 研究與開發成本

研究與開發成本在發生的年度內於損益賬內入賬，預期開發中產品將可賺取利潤及進行其生產，以及其技術可行性已獲證實者除外。該等開發成本會被確認為一項資產，並以直線法以不超過五年期間攤銷，從而反映已確認相關經濟效益的模式。

(q) 分部報告

根據本集團內部財務報告，本集團決定以業務劃分為主要分部申報格式，而以地區劃分為次要申報格式。

未分配成本為公司開支。分部資產主要包括存貨及經營應收款項，而主要不包括於聯營公司投資及非買賣證券。分部負債包括經營負債而不包括稅項及若干公司借貸等項目。資本開支指增購固定資產(附註11)，其中包括因收購附屬公司及聯營公司而添置的資產。

就地區劃分而言，銷售額以進行工程及提供服務的國家為基礎劃分。總資產及資本開支為客戶所在的地點。

1 主要會計政策（續）

(l) 稅項

稅項支出是按該年度就毋須課稅或非准予扣減的項目予以調整後的業績計算。不同會計期間的若干收支項目在稅務與本賬目內確認的時間不同而引致時差。時差對遞延稅項的影響是按負債法計算，並根據該影響在可見將來預計應支付的負債或可收回的資產確認。

(m) 外幣兌換

外幣交易按交易日期的滙率換算。於結算日以外幣計算的貨幣資產及負債按結算日的滙率換算。上述兌換政策所引致的換算差額在損益賬中處理。

以外幣結算的附屬公司及聯營公司資產負債表按結算日的滙率換算，而損益則以平均滙率換算。所產生之滙兌差額列為外滙儲備變動。

在過往期間，海外公司的損益賬按結算日的滙率換算。這是一項會計政策的改變，然而，由於此轉變對本期間及過往期間的影響並不重大，所以並無重新呈列過往期間海外公司損益賬的換算。

(n) 收入確認

數據網絡系統設計、銷售與開發及提供相關工程服務的收入，乃於妥善完成安裝後確認，一般與系統交付客戶時同時發生。

銷售貨品所得收入乃於在擁有權之風險及回報轉移交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

利息收入是按時間比例基準及未償還本金額及適用利率計算確認。

股息收入是在擁有收取股息權利時確認。

1 主要會計政策（續）

(g) 非買賣證券

持有作非買賣用途的投資是按公平價格於資產負債表列賬。個別證券的公平值變動於投資重估儲備內列賬，直至證券出售或決定為無效益後。出售投資證券後，累計收益或虧損（指有關證券的出售所得款項淨額及賬面值的差額），連同自投資重估儲備轉撥的盈餘／虧絀，均於損益賬中處理。

個別投資會被定期審閱，以決定是否有減值虧損。在認為投資屬有減值虧損時，重估儲備錄得的累計虧損將於損益賬內列賬。

因減值虧損而自投資重估儲備回撥至損益賬的金額乃於導致減值虧損的情況及事件停止出現後自損益賬撥回。

(h) 存貨

存貨是按成本值及可變現淨值兩者之較低者入賬。成本值以加權平均法計算，包括存貨的發票成本值。可變現淨值是按預計出售所得款項減估計銷售支出計算。

(i) 應收賬項

凡被視為屬呆賬的應收賬項，均提撥準備。在資產負債表內列賬的應收賬項已扣除有關準備。

(j) 現金及現金等值項目

現金及現金等值項目在資產負債表內以成本列賬。於現金流量表中，現金及現金等值項目包括現金、銀行通知存款及銀行透支。

(k) 撥備

按照會計準則第28號，當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而解除有關的責任時有可能導致資源流出，並在責任金額能夠可靠地作出估算的情況下，須確認有關責任的撥備。當本集團預計撥備款可獲償付，則將償付款額確認為一項獨立資產，惟只能在償付款額可實質地確定時才可予以確認。

1 主要會計政策(續)

(e) 固定資產

固定資產是按成本值減累計折舊及累計減值虧損列賬。

固定資產是以直線法按足以撇銷其成本值的比率於其估計可用年期內扣除。主要年率如下:

租賃物業裝修	20%
傢俬、裝置及設備	20%-50%
汽車	20%
示範設備	33-$\frac{1}{3}$%

於重修固定資產至一般營運狀況的主要費用乃於損益賬中入賬。裝修成本均資本化,並按其對本集團的預計可使用年期折舊。

於每個結算日考慮內部及外界資料,以評估固定資產是否有任何減值跡象出現。

倘出現該等跡象,須估計資產的可收回價值,及在有需要時確認減值虧損以減低資產至其可收回價值。該等減值虧損於損益賬內確認。

出售一項固定資產的收益或虧損乃出售所得款項淨額與有關資產賬面數額間的差別,並於損益賬內確認。

(f) 經營租約

擁有資產風險及回報差不多全部由出租公司保留的租約,皆作為經營租約入賬。經營租約的租金(經扣減租賃公司所得的任何獎勵)在租約期內以直線法在損益賬中支銷。

1 主要會計政策（續）

(c) 聯營公司

聯營公司是附屬公司以外而本公司長期持有其股本權益，以及對其管理具有重大影響力的公司。

綜合損益賬包括本集團應佔聯營公司於本年度的業績，而綜合資產負債表則包括本集團應佔聯營公司的資產淨值。

在本公司的資產負債表內，於聯營公司的投資是以成本值減任何減值虧損入賬。聯營公司的業績由本公司按已收及應收股息入賬。

(d) 商譽

商譽指收購成本超出本集團於收購當日應佔收購的附屬公司／聯營公司的資產淨值的公平值。

根據會計準則第30號，於二零零一年七月一日或之後，因收購產生的商譽乃計入無形資產，並按直線法以其估計可使用年期(但不超過二十年)攤銷。

於二零零一年七月一日之前因收購產生的商譽已於儲備撇銷。本集團已根據會計準則第30號1(a)的過渡性條款，並無將過往在儲備撇銷的商譽重新呈列。然而，因該項商譽產生的減值虧損會根據會計準則第31號列賬。根據會計準則第30號的過渡性條款，倘自收購之日起，過往在儲備撇銷的商譽產生減值虧損，及過往並無任何政策確認該等減值虧損，則此項會計政策的轉變已追溯應用，而減值虧損已確認為上年度的調整。因此，本集團已重列其過往於截至二零零一年六月三十日止年度呈報的純利，並減少約26,668,000港元。

1 主要會計政策（續）

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至六月三十日止的賬目。年內購入或出售的附屬公司的業績，由收購生效日起計或計至出售生效日止（如適用）均列入綜合損益賬內。

所有集團內公司間的重大交易及結餘已於綜合賬目時對銷。

附屬公司指本公司直接或間接地控制其多於一半的投票權或已發行股本或控制其董事會組成的公司。

出售附屬公司的盈虧，指銷售所得款項與本集團應佔其資產淨值，連同先前並無於綜合損益賬或外滙儲備中扣除或確認的任何未攤銷商譽或已在儲備記賬之商譽之間的差額。

少數股東權益指外界股東於附屬公司的經營業績及資產淨值中擁有的權益。

在本公司的資產負債表內，於附屬公司的投資是以成本值減任何減值虧損準備入賬。附屬公司的業績由本公司按已收及應收股息入賬。

本集團合併儲備，包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額，及附屬公司股份溢價的任何現有結餘。

1 主要會計政策

編製該等賬目時所採納的主要會計政策載述如下：

(a) 編製基準

(i) 該等賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本編製，惟非買賣證券按公平值列賬。

(ii) 於本年度，本集團採納下列香港會計師公會發出的經修訂或新訂會計實務準則（「會計準則」），並由二零零一年一月一日或之後開始的會計期間生效，惟另有列明則除外：

會計準則第9號（經修訂）	：	資產負債表日後事項
會計準則第26號	：	分部報告
會計準則第28號	：	準備、或然負債和或然資產
會計準則第30號	：	企業合併
會計準則第31號	：	資產減值
會計準則第32號	：	綜合財務報表和對附屬公司投資之會計處理

於本年度，本集團提早採納下列香港會計師公會發出的經修訂會計準則，並由二零零二年一月一日或之後開始的會計期間生效，惟另有列明則除外：

會計準則第1號（經修訂）	：	呈列財務報告
會計準則第11號（經修訂）	：	外幣換算
會計準則第15號（經修訂）	：	現金流量表

採納此等新訂／經修訂準則的影響載於以下會計政策內。

截至二零零二年六月三十日止年度

	附註	本公司	
		二零零二年	二零零一年
		千港元	千港元
年初股東權益結餘總額（過往呈報）		**224,943**	230,657
採納會計準則第9號（經修訂）的影響	1(r)	**12,160**	9,225
年初股東權益結餘總額（重列）		**237,103**	239,882
購回股份		**—**	(6,476)
未於綜合損益賬確認的收益及虧損淨額		**—**	(6,476)
		237,103	233,406
股東應佔溢利		**15,992**	12,922
已付一九九九／二零零零年末期股息		**—**	(9,225)
已付二零零零／二零零一年末期股息		**(12,160)**	—
已付二零零一／二零零二年中期股息		**(6,080)**	—
年終股東權益結餘總額		**234,855**	237,103

截至二零零二年六月三十日止年度

	附註	本集團 二零零二年 千港元	二零零一年 千港元
年初股東權益結餘總額（過往呈報）		**280,651**	235,434
採納會計準則第9號（經修訂）的影響	1(r)	**12,160**	9,225
年初股東權益結餘總額（重列）		**292,811**	244,659
購回股份		**—**	(6,476)
重估非買賣證券虧絀		**(2,517)**	(1,254)
因換算海外附屬公司及聯營公司賬目產生的滙兑差額		**(10)**	—
收購附屬公司的商譽撇銷		**—**	(15,697)
採納會計準則第30號及31號的影響	1(d)	**—**	26,668
未於綜合損益賬確認的收益及虧損淨額		**(2,527)**	3,241
		290,284	247,900
股東應佔溢利		**56,992**	54,136
已付一九九九／二零零零年末期股息		**—**	(9,225)
已付二零零零／二零零一年末期股息		**(12,160)**	—
已付二零零一／二零零二年中期股息		**(6,080)**	—
年終股東權益結餘總額		**329,036**	292,811

截至二零零二年六月三十日止年度

	附註	二零零二年 千港元	二零零一年 千港元 (重列)
經營業務的現金(流出)/流入	21(a)	**(20,006)**	52,796
已收利息		**3,588**	11,087
已付利息		**(173)**	—
已收投資所得股息		**649**	686
已付股息		**(18,240)**	(9,225)
已付稅項		**(1,326)**	(328)
經營業務的現金(流出)/流入淨額		**(35,508)**	55,016
投資業務的現金流量			
購買固定資產		**(1,687)**	(1,771)
於聯營公司注入額外資金		**—**	(946)
購買附屬公司		**—**	3,645
購買非買賣證券		**(4,056)**	(4,529)
投資業務的現金流出淨額		**(5,743)**	(3,601)
融資活動的現金流量	21(b)		
購回股份		**—**	(6,476)
為銀行信貸已抵押的定期存款減少		**2,137**	671
償還銀行貸款		**(204)**	—
發行可換股債券所得款項		**27,230**	—
融資的現金流入/(流出)淨額		**29,163**	(5,805)
現金及現金等值項目(減少)/增加		**(12,088)**	45,610
年初的現金及現金等值項目		**225,448**	179,838
年終的現金及現金等值項目		**213,360**	225,448
現金及現金等值項目結餘的分析			
銀行結餘及現金		**213,360**	225,518
銀行透支		**—**	(70)
		213,360	225,448

於二零零二年六月三十日

	附註	**二零零二年 千港元**	二零零一年 千港元 （重列）
於附屬公司的投資	12	**213,927**	219,098
流動資產			
應收股息		**55,000**	26,000
銀行結餘及現金		**733**	1,205
		55,733	27,205
流動負債			
其他應付款項及應計費用		**7,575**	9,200
可換股債券	18	**17,505**	—
		25,080	9,200
流動資產淨額		**30,653**	18,005
總資產減流動負債		**244,580**	237,103
資金來源：			
股本	19	**60,798**	60,798
儲備	20	**171,017**	164,145
建議股息	20	**3,040**	12,160
股東權益		**234,855**	237,103
可換股債券	18	**9,725**	—
		244,580	237,103

代表董事會

董事
José Manuel dos Santos

董事
Monica Maria Nunes

於二零零二年六月三十日

	附註	二零零二年 千港元	二零零一年 千港元 (重列)
固定資產	11	**3,227**	3,733
於聯營公司的投資	13	**6,591**	6,609
非買賣證券	14	**16,450**	16,540
流動資產			
存貨	15	**110,812**	86,130
應收貿易賬項及票據	16	**191,357**	196,805
其他應收款項、按金及預付款項		**10,478**	10,977
已抵押定期存款		**—**	2,137
銀行結餘及現金		**213,360**	225,518
		526,007	521,567
流動負債			
應付貿易賬項及票據	17	**98,465**	158,040
其他應付款項及應計費用		**43,651**	54,528
可換股債券	18	**17,505**	—
應付税項		**51,263**	42,032
銀行透支		**—**	70
有抵押銀行貸款		**—**	59
		210,884	254,729
流動資產淨值		**315,123**	266,838
總資產減流動負債		**341,391**	293,720
資金來源：			
股本	19	**60,798**	60,798
儲備	20	**265,198**	219,853
建議股息	20	**3,040**	12,160
股東權益		**329,036**	292,811
少數股東權益		**2,630**	764
可換股債券	18	**9,725**	—
有抵押銀行貸款		**—**	145
		341,391	293,720

代表董事會

董事
José Manuel dos Santos

董事
Monica Maria Nunes

截至二零零二年六月三十日止年度

	附註	**二零零二年** **千港元**	二零零一年 千港元 （重列）
營業額	2	**601,108**	546,915
銷售成本		**(448,860)**	(397,933)
毛利		**152,248**	148,982
其他收益	2	**4,237**	11,773
銷售開支		**(13,539)**	(5,745)
行政開支		**(72,585)**	(57,622)
商譽減值	1(d)	**—**	(26,668)
經營溢利	3	**70,361**	70,720
財務成本	4	**(173)**	—
應佔聯營公司虧損		**(876)**	(2,155)
除税前溢利		**69,312**	68,565
税項	5	**(10,557)**	(14,429)
除税後溢利		**58,755**	54,136
少數股東權益		**(1,763)**	—
股東應佔溢利	6	**56,992**	54,136
股息	7	**9,120**	12,160
每股基本盈利	8	**9.37仙**	8.84仙
每股全面攤薄盈利	8	**9.33仙**	不適用

核數師報告
致愛達利網絡控股有限公司
(在百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核第38至第82頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平的賬目乃　貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年六月三十日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零二年九月十六日

審核委員會

本公司的董事會經參考香港會計師公會發出的「成立審核委員會指引」後，編製並採納有關審核委員會權力及職責的職權範圍書。

審核委員會的主要工作包括審查及監管本集團的財務申報程序及內部監控運作。審核委員會由兩位獨立非執行董事崔世昌先生與盧景昭先生，以及執行董事José Manuel dos Santos先生組成。於本財政年度，審核委員會共舉行了兩次會議。

核數師

有關賬目已經由羅兵咸永道會計師事務所審核，其將任滿辭任，惟符合資格，願膺選連任。

代表董事會

主席

José Manuel dos Santos

香港，二零零二年九月十六日

主要客戶及供應商

年內，本集團主要供應商與客戶所佔的採購額與銷售額百分比如下：

採購額	
一最大供應商	67%
一五大供應商合併計算	88%
銷售額	
一最大客戶	21%
一五大客戶合併計算	45%

董事、彼等的聯繫人士或任何股東(指據董事所知擁有本公司股本5%以上股本權益之股東)並無於上述的主要供應商或客戶中擁有任何權益。

董事於競爭業務的權益

概無本公司的董事或管理層股東(定義見創業板證券上市規則)於與或可能與本集團業務競爭之業務中擁有權益。

結算日後事項

本集團已墊款2,568,000港元予聯營公司廣州新科愛達利電訊技術有限公司(「GZ Thinker」)用作進一步收購於GZ Thinker的11%權益，有關批准於二零零二年六月三十日仍待通過。結算日後，批准已獲授予以及GZ Thinker已成為本公司的附屬公司。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

主要股東

於二零零二年六月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下：

股東名稱	普通股數目
Eve Resources Limited	293,388,000

José Manuel dos Santos先生全資擁有的公司持有Eve Resources Limited的全部已發行股本，其於本公司股份的權益於「董事於股本或債務證券的權益」一節內披露。

管理合約

年內並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

保薦人權益

本公司保薦人京華山一企業融資有限公司（「京華山一」）、其董事、僱員或聯繫人（誠如創業板證券上市規則第6.35條附註3內所述），擁有本公司於截至二零零二年六月三十日之股本中130,000股每股面值0.10港元的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間出任本公司保薦人。

購股權（續）

採用畢蘇模式評估年內授出的購股權，該等購股權的總值約為4,578,440港元，相當於以下項目：

董事、主要行政人員及其他僱員	發出日期	年內獲授購股權份數	每份購股權的估計價值 港元	年內授予購股權的估計價值 港元
José Manuel dos Santos先生	二零零一年八月一日	522,000	0.34	177,480
嚴康先生	二零零一年八月一日	522,000	0.34	177,480
關鍵文先生	二零零一年八月一日	522,000	0.34	177,480
Monica Maria Nunes女士	二零零一年八月一日	522,000	0.34	177,480
其他僱員	二零零一年八月一日	11,378,000	0.34	3,868,520
			總計	4,578,440

評估購股權的合計價值時，並無就將來可能註銷期權而作調整。並無就年內授出期權的價值於損益賬確認。授出的期權將於期權獲行使時於資產負債表確認。於行使期權時，按每股發行股份的面值記入股本，而收得款項淨額超出計入股本賬總額的數額則計入股本溢價。

須注意以畢蘇模式計算期權價值是基於多項假設，及僅是對年內授出購股權價值的一項估計。購股權承授人可得到的財務利益可能與按照畢蘇模式釐定的價值有頗大差別。

購股權（續）

在評估截至二零零二年六月三十日止年度內授出購股權的價值時，採用畢蘇期權定價模式(「畢蘇模式」)。畢蘇模式為最普遍被接受的計算期權價值的方法，亦是創業板證券上市規則第23章所載獲推薦的購股權定價模式。畢蘇模式內的變數包括期權的預計行使有效期、無風險利率、及本公司股票的預期波動性和預期股息。

於評估年內授予董事、主要行政人員及其他僱員購股權的價值時，在畢蘇模式內應用了以下的變數：

變數	於二零零一年八月一日 衡量日期
預計行使有效期	3年
無風險利率	4.46%
預期波幅	68.21%
預期派息率	2.19%

以上變數按下述方式釐定：

(a) 預計行使有效期估計為由授出日期(「衡量日期」)起計三年。

(b) 無風險利率為於衡量日期與預計行使有效期相應之香港外滙基金票據的收益率。

(c) 預期波幅為衡量日期後十二個月內本公司股票的每日平均收市價的標準差。

(d) 預期派息率以最近期宣派的股息佔股價的百分比計算。

購股權（續）

(h) 該計劃的餘下年期

在二零一零年二月十日前，該計劃將繼續有效。

於二零零二年六月三十日，根據該計劃下已授出而未行使的購股權詳情如下：

	於二零零一年七月一日持有的購股權	年內授出的購股權	年內失效的購股權	於二零零二年六月三十日持有的購股權	行使價 港元	授出日期	可行使期開始	可行使期屆滿
José Manuel dos Santos先生	290,000	–	–	290,000	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	–	522,000	–	522,000	0.79[i]	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
嚴康先生	290,000	–	–	290,000	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	–	522,000	–	522,000	0.79[i]	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
關鍵文先生	290,000	–	–	290,000	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	–	522,000	–	522,000	0.79[i]	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
Monica Maria Nunes女士	290,000	–	–	290,000	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	–	522,000	–	522,000	0.79[i]	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
何國雄先生（已辭任）	290,000	–	(290,000)[ii]	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
其他僱員	4,466,000	–		4,466,000	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	–	11,378,000		11,378,000	0.79[i]	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日

附註：

(i) 於授出行使價為0.79港元的購股權前一日，即二零零一年七月三十一日，每股股份的市價為0.78港元。

(ii) 授予何國雄先生的購股權於二零零二年一月十日他辭任本公司董事時失效。

購股權

根據二零零零年二月十日通過的一項決議案，本公司股東批准一項購股權計劃（「該計劃」）。

分別於二零零零年八月十六日及二零零一年八月一日向董事、行政人員及僱員授予購股權。該計劃詳情如下：

(a) 目的

該計劃旨在給予在本公司或其任何附屬公司擔任管理及監察職位的執行董事及高級僱員於本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

(b) 合資格參加者

本公司及其附屬公司的任何全職僱員（包括執行董事）。

(c) 最高股數

於二零零二年六月三十日，該計劃下可供發行的股份總數為60,798,400股，佔本公司於二零零二年六月三十日已發行股本的10%。

(d) 每名合資格參加者的最高配額

倘授予任何人士的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數25%，則不得授出購股權予該人士。

(e) 購股權行使期間

購股權可由購股權授出並獲承授人接納日期後六個月屆滿起三年期間內行使，並於二零一零年二月十日屆滿，以較早者為準。

(f) 接納購股權須付的款項

根據該計劃，行使接納購股權要約權利的參加者須向本公司按每份購股權支付1.00港元。承授人可在發出購股權要約日期起計28天的期間內接納購股權。

(g) 釐定行使價的基準

行使價須不低於以下兩項價格中的較高者：(i)在發出購股權要約之日（要約日）香港聯合交易所有限公司（「聯交所」）每日報價表所列股份收市價或；(ii)在要約日的前五個營業日聯交所每日報價表所列股份平均收市價。

關連交易

除「董事於合約的權益」一節所披露者外，其他關連交易的詳情現載述如下：

本公司的若干附屬公司已給予聯營公司Vodatel Crossland Technology Company Limited（「VCT」）墊款，以供其營運資金所需。於二零零二年六月三十日，該聯營公司應付本集團的款項約為2,996,000港元。於二零零二年六月三十日，VCT另一名股東（第三方）亦已給予VCT墊款，其墊款金額超過其於VCT所佔的股本權益比例。

董事於股本或債務證券的權益

於二零零二年六月三十日，根據本公司按證券（披露權益）條例（「披露權益條例」）第29條規定存置的登記冊所載或就本公司所接獲的通知，各董事及其相聯法團（定義見披露權益條例）所擁有的本公司股本及購股權權益如下：

董事姓名	所持股份數目	權益性質	
José Manuel dos Santos先生	293,388,000	公司	附註
嚴康先生	7,357,500	個人	
關鍵文先生	12,262,500	個人	
Monica Maria Nunes女士	2,452,500	個人	

附註：

該等股份以Eve Resources Limited的名義持有。José Manuel dos Santos先生擁有的一間全資公司作為全權家族信託的信託人，持有Eve Resources Limited的全部已發行股本。

董事於合約的權益

董事於合約的權益詳情載述如下：

(a) 年內，José Manuel dos Santos先生與本公司一間附屬公司分別擁有本公司間接持有的附屬公司廣州愛達利發展有限公司(「廣州愛達利」)的46%及54%權益。於二零零零年二月十日，廣州愛達利亦與本公司的附屬公司Vodatel Networks Limited(「VNL」)訂立一項業務發展合約。據此，VNL同意委任廣州愛達利為代理，發展其於中華人民共和國(澳門及香港除外)(「中國」)的業務。廣州愛達利則同意向VNL介紹於中國的第三方買家，由簽署該合約日期起為期三年。根據該合約，VNL須向廣州愛達利支付一筆相當於廣州愛達利履行該合約所產生的開支加該開支的2%的數額的業務發展費用。此外，根據同一份合約，VNL將與第三方買家直接訂立買賣協議，而廣州愛達利將協助VNL向該等第三方買家收取銷售所得款項(如要求)，以及代表VNL向該等第三方買家提供售後服務。

(b) 本公司與Zetronic Comunicações Lda(José Manuel dos Santos先生擁有其99%權益，José Manuel dos Santos先生的配偶則擁有1%)進行銷售交易。董事認為，該等交易是在日常業務範圍內按一般商業條款進行。

(c) José Manuel dos Santos先生擁有本公司的澳門辦事處物業，並以月租5,000港元租予本公司附屬公司Vodatel Holdings Limited(「VHL」)。

董事認為，誠如上文(a)所述，日期為二零零零年二月十日的業務發展合約所披露的條款與條件，乃在本集團一般及日常業務過程中及按一般商業條款公平磋商後訂立及進行，屬公平與合理及符合本公司整體股東的利益。

除本年報所披露者外，於結算日或年內任何時間本公司及其附屬公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。

董事服務合約

除何國雄先生外，各執行董事已與本公司訂立一項服務協議，已於二零零二年八月十一日屆滿，並已獲續期，由二零零二年八月十二日起，為期兩年半。該等服務協議或其後可持續至任何一方向另一方作出最少六個月的書面通知終止為止。與何國雄先生的服務協議已於二零零二年一月十日何國雄先生辭任董事時予以終止。

各執行董事的年薪均定期檢討。各執行董事不得就涉及其獲委任為董事所應收款項的任何決議案中投票，且不計入法定人數內。

各執行董事有權獲得按本集團除稅及少數股東權益後但未計本集團非經常項目前及未計酌情花紅前的經審核綜合溢利的百分比計算的酌情花紅。有關酌情花紅之百分比須由本公司董事會釐定。但在任何情況下，各財政年度應付所有執行董事的酌情花紅總額不得超逾該溢利的10%。

除本年報披露者外，本集團任何成員公司與任何董事之間並無現有或建議服務合約。

董事及高級管理層的資料詳情

董事及高級管理層的資料詳情載於第20至24頁。

可供分派儲備

於二零零二年六月三十日，根據百慕達一九八一年公司法(經修訂)計算的本公司可供分派儲備達86,765,000港元(二零零一年(重列)：89,013,000港元)。

五年財務概要

本集團於最近五個財政年度的業績及資產負債概要載於第83頁。

購買、出售或贖回股份

年內，本公司並無贖回其任何股份。年內，本公司或其任何附屬公司並無購買或出售本公司任何股份。

董事

於年內任職的董事如下：

José Manuel dos Santos先生
嚴康先生
關鍵文先生
Monica Maria Nunes女士
何國雄先生　　(於二零零二年一月十日辭任)
*崔世昌先生
*盧景昭先生

* 獨立非執行董事

根據本公司的公司細則第87條的規定，崔世昌先生將於應屆股東週年大會上依章辭任，但其符合資格，願膺選連任。

崔世昌先生與盧景昭先生均為獨立非執行董事，均獲委任為期兩年半，於二零零四年十二月十三日屆滿。

董事會謹此提呈截至二零零二年六月三十日止年度的董事會報告及經審核賬目。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務載於賬目附註12。

本集團年內按業務及地區劃分的營業額及經營溢利貢獻的分析載於賬目附註2。

業績及分派

本集團年內的業績載於第38頁的綜合損益表。

年內所建議及／或支付的股息詳情載於賬目附註7。

儲備

本公司及本集團年內的儲備變動載於賬目附註20。

捐款

本集團年內作出的慈善及其他捐款為117,000港元。

固定資產

本集團固定資產之變動詳情載於賬目附註11。

股本

本公司的股本變動詳情載於賬目附註19。

可換股債券

本集團年內發行可換股債券的詳情載於賬目附註18。

黃自平先生，現年53歲，本集團業務拓展主管。黃先生在中國大陸、澳門及香港積逾二十多年音響及電子行業經驗。於一九九九年加入本集團前，黃先生曾於 Zetronic Comunicações Lda. 工作達十年以上，負責話音通訊業務營運及推廣。

王偉勤先生，現年38歲，本集團高級地區業務主管。畢業於廣州暨南大學，取得科學學士學位。於一九九三年加入本集團。之前，從事採購行業及銀行業務。

惲軍先生，現年32歲，本集團地區業務經主管。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。惲先生於加入本集團前曾於中國電信出任部門出管。

曾青石先生，現年32歲，本集團地區業務經理。畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。曾先生於加入本集團前曾於航天部屬下一間工廠出任工程師。

鍾敏先生，現年40歲，本集團地區業務經理。分別自江西 South Metallurgy College、重慶大學及清華大學取得科學學士學位、科學碩士學位及博士學位。於一九九八年加入本集團。鍾先生曾任職大學教授，並曾擔任澳門一間總部設於北京公司總經理一職。

郭昌永先生，現年54歲，本集團地區業務主管。畢業於香港中文大學，取得科學學士學位。於加入本集團之前，郭先生曾於兩間從事顧問業務的公司，珠海宏智有限公司與興華公司出任董事總經理。於一九九八年加入本集團。

莫志華先生，現年37歲，本集團業務拓展經理。彼持有 Macau Management Association 工商管理文憑。莫先生曾於 Charter Kingdom Ltd. 出任一年營運經理及於 Tung Tat E&M Engineering Co., Ltd. 出任四年項目經理。彼於二零零零年加入本集團。

吳家傑先生，現年33歲，本集團技術支援經理。於一九九四年畢業於澳門大學，取得科學學士學位。於一九九五年加入本集團。

龐志為先生，現年38歲，本集團地區業務主管。畢業於澳門大學，取得科學學士學位。於一九九四年加入本集團。龐先生於加入本集團前為一間業務系統公司的銷售行政人員。

鎇暉先生，現年31歲，本集團地區業務主管。鎇先生於一九九二年畢業於南京郵電學院，取得科學學士學位。鎇先生於一九九三年加入本集團前曾擔任大學講師。

史贻雄先生，現年34歲，本集團高級地區業務主管，畢業於澳門大學，取得科學學士學位。於一九九四年加入本集團。史先生於加入本集團前曾從事銀行與酒店行業。

王海濤先生，現年31歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於中國電信出任工程師。

王慶先生，現年32歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於一間電訊設備公司出任工程師。

獨立非執行董事

崔世昌先生，現年48歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。崔先生為澳門執業核數師，現職土木建造商，持有美國 Chaminade University of Hawaii 工商管理碩士學位。崔先生亦為數個主要政府委員會成員，計有中國人民政治協商會議全國委員會、澳門特別行政區(「特區」)立法會、澳門特區籌備委員會及澳門特區首屆政府選舉委員會。崔先生並於不同專業團體出任要職，該些團體計有 Macau Chamber of Commerce (董事會副主席)、Macau Management Association (會長) 及 Association of Economic Sciences of Macau (會長)。

盧景昭先生，現年58歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。盧先生持有文學士學位，一九六七年於美國 Lake Forest University 主修經濟。盧先生為加拿大 University of Victoria 校長 (亞洲) 特別顧問及澳門 British American Tobacco Plc 的公共關係顧問。盧先生並為 Macau Junior Chamber of Commerce 創辦人、澳門扶輪會前會長。

高級管理層 (以英文姓氏排序)

陳子傑先生，現年33歲，本集團技術支援經理。一九九二年畢業於福建華僑大學，取得科學學士學位，同年加入本集團工作。

何偉深先生，現年40歲，本集團技術服務主管。彼自亞洲國際公開大學畢業，取得工商管理碩士學位。何先生曾於澳門電訊有限公司工作18年，並於 Transport Network 出任主任，Transport Network 涉及國際及國家工程學行業如光學纖維、SDH 與 PDH 傳送、水底裝置電纜、微波及衛星地面收發站。彼於二零零零年加入本集團。

董事及高級管理層的簡介

執行董事

José Manuel dos SANTOS先生，現年54歲，本集團創辦人兼本公司主席。積逾30年亞太區電訊行業經驗。於先後創辦 Zetronic Comunicações Lda. 及本集團之前，曾於澳門電訊機關出任高級職位。

嚴康先生，現年44歲，本集團董事總經理，負責整體營運。畢業於英國倫敦大學，取得科學學士學位。於一九九八年加入本集團，積逾20年資訊科技行業經驗。嚴先生於加入本集團前，曾出任 Newbridge Networks Corporation 地區業務主管及 3Com Corporation 地區經理。

關鍵文先生，現年37歲，本集團董事兼總經理，負責銷售及推廣。於一九八五年加入 Zetronic Comunicações Lda. 出任工程師，其後轉往從事推廣工作。本集團於一九九二年成立，同年關先生加入本集團出任銷售經理一職，於一九九四年被擢升為總經理。

Monica Maria NUNES女士，現年33歲，本集團董事兼財務總監。畢業於加拿大University of Calgary，取得商科學士學位。於一九九九年加入本集團，積逾10年會計及銀行業務經驗。本身持有加拿大 Society of Managemet Accountants of Alberta 的 Management Accountant Designation 執業資歷。



嚴康先生
關鍵文先生
Monica Maria NUNES女士
José Manuel dos SANTOS先生
崔世昌先生
盧景昭先生
(由左至右)

本財政年度運用所得款項的情況：

- 約3,500,000港元用於在澳門設立新辦事處及中國設立及擴充代表辦事處；
- 就我們於 MTel 的投資，動用約3,000,000港元作收購及營運開支，MTel 專長於數據壓縮及加速技術；及
- 約1,000,000港元用於開發及提升自行開發產品。

本集團計劃在未來的財政年度間，按以下用途運用所得款項餘額約98,000,000港元：

- 動用約5,000,000港元於澳門及亞太區設立或擴充新辦事處，及於中國設立或擴充代表辦事處；
- 動用約7,000,000港元作流動電訊推廣促銷；
- 動用約5,000,000港元作研發新產品及提升本身品牌產品；及
- 所得款項餘額約81,000,000港元作額外營運資金。

所得款項用途及比較

本集團上市集資所得約為153,000,000港元(包括超額配發)。

於招股章程載述的所得款項用途與實際運用情況的比較如下：

招股章程所述的所得款項用途	自二零零零年二月二十五日初次招股所得款項的運用情況
• 約10,000,000港元用作透過市場推廣及促銷，進軍中國選定縱向市場，擴大市場份額	• 進軍中國選定縱向市場，擴大市場份額的開支由內部產生的收入資金支付
• 約10,000,000港元用作在澳門及香港設立或擴充新辦事處或在中國設立或擴充代表辦事處	• 已動用約5,000,000港元在澳門設立新辦事處及在中國設立及擴充代表辦事處
• 約25,000,000港元用作流動電訊推廣促銷	• 就我們於LG TOPS及MTel的投資，已動用約15,000,000港元作收購及營運開支。LG TOPS從事CDMA無線區域回路系統及終端機業務，而MTel則專長於數據壓縮及加速技術
• 約25,000,000港元用作開發互聯網服務供應商、電子商業及互聯網相關產品及業務；及約20,000,000港元用作研究與開發及推廣上網設備	• 就我們於Vodatel Crossland的投資，已動用約33,000,000港元作收購及營運開支。Vodatel Crossland從事開發電子商貿解決方案及硬件應用
• 約10,000,000港元用作提升研究與發展部門及發展本身品牌產品	• 已動用約2,000,000港元以開發及提升自行開發產品
• 所得款項的餘額約54,000,000港元用作額外的營運資金	• 所得款項餘額已存於香港持牌銀行，並將用作策略性投資及一般營運資金

業務目標	實際業務發展
收購、合營及合作	
• 繼續開拓中國及海外的合作機會	• 在亞太區選定的國家尋求與不同的業務夥伴進行合作的機會
附屬公司、代表辦事處及分公司	
• 落實上個期間的決定	• 正在檢討中，並與進軍亞太區的步伐一致

實際業務發展的比較

載於日期為二零零零年二月十六日的招股章程內的業務目標與截至二零零二年六月三十日六個月期間的實際業務發展的比較

業務目標	實際業務發展
收益及業務發展	
• 繼續自上個期間已開展的業務	• 繼續獲批承建公眾數據網絡的項目。獲得廣西中國電信27,700,000港元的合約及河北中國電信批出26,900,000港元的合約，標誌著本集團已成功踏足兩個新地區，使集團的客戶群由16個省、市自治區擴展至18個
• 繼續在國內提高來自綜合數據網絡（包括數碼數據網絡及幀中繼/ATM、互聯網存取設備、流動網絡方案、寬帶流動數據方案）的銷售，以及把握中國加入世貿所帶來的商機	• 客戶繼續採用綜合數據網絡的概念，而本公司並取得包括湖南中國電信20,200,000港元，山東中國電信8,900,000港元及貴州中國電信11,100,000港元等合約
• 於國內進行SDH系統的IP協定銷售以創造生意額	• 向電訊服務供應商推廣SDH的IP已展開
• 在中國法律許可情況下，擴大在中國經營的數據通訊服務範圍	• 正就於中國推出數據通訊服務的商業模式進行研究
技術及工支援	
• 擴展中國的培訓設施	• 暫緩擴充計劃，因廣州現有的培訓設施已足以應付向客戶及內部技術工程師提供培訓
研究與開發	
• 繼續自上個期間已展開的研究及開發活動	• 通過Vodatel Crossland，為其他公司的IP路由器及IP交換機提供接口，接駁至網絡管理系統，VCMS，使該系統能夠處理更多公司的設備所發送的數據
• 研究第三代流動通訊應用程式	• 與LG TOPS聯手研究第三代流動通訊技術及應用的市場發展

資本架構、流動資金及財政資源

除為加強我們與Riverstone的合作關係而發行予Riverstone 3,500,000美元1.90875%可換股債券外，本集團並無短期或長期借貸。於該3,500,000美元(27,200,000港元）的可換股債券當中，其中2,250,000美元（17,500,000港元）可換股債券將於二零零三年二月二十八日到期，而1,250,000美元（9,700,000港元）將於二零零四年二月二十八日到期。計入可換股債券，本集團的資產負債比率(借貸總額/ 股東資金）則為8.3%。

本集團繼續維持穩健的流動資金水平。於二零零二年六月三十日，本集團的現金及銀行存款約為213,400,000港元（二零零一年：225,500,000港元），相當於現金每股0.35港元。



僱員資料

於二零零二年六月三十日，本集團共有212名僱員，其中75、15及122名僱員分別在澳門、香港及中國工作。僱員費用（不包括董事酬金）合共17,800,000港元（二零零一年：11,000,000港元）。本集團根據僱員的表現、經驗及當時業內的慣例給予僱員報酬。本集團已採納購股權計劃，據此，本集團若干僱員可獲授購股權以購買股份。本集團亦為員工提供專業培訓計劃等福利，以加強僱員的忠誠感。

財務回顧

營業額及盈利

年內，儘管電訊行業在重組，本集團仍能錄得營業額601,100,000港元，比去年增加9.9%。營業額增加有賴項目銷售增長，包括數據網絡系統設計、銷售及開通及提供相關工程服務，以及貨品銷售增長。當貨品銷售之毛利率與去年相若，較大市場競爭影響了項目銷售之毛利率，導致整體毛利率達25.3%。

我們擁有的高現金水平在過去帶來可觀的利息收入，惟由於利率下降，本年度的利息收入總額顯著減少了7,500,000港元，因而令本集團的邊際經營溢利轉遜。加上在銷售及行政開支增加下，本年度本集團錄得溢利淨額57,000,000港元。銷售及行政開支增加的主要原因是為加強銷售及技術隊伍令員工總薪酬增加，及因電子商貿放緩而就電子商貿投資作出撥備。股東資金達329,000,000港元，相當於股本回報率為17.3%及資產淨值每股0.54港元。


營業額
(百萬港元)
416.2 478.4 482.3 546.9 601.1
1998 1999 2000 2001 2002


總資產
(百萬港元)
174.6 283.7 459.7 548.4 552.3
1998 1999 2000 2001 2002


股東資金
(百萬港元)
35.8 50.0 244.7 292.8 329.0
1998 1999 2000 2001 2002

截至六月三十日止財政年度

自行開發產品

在年內，我們成功自行開發並向廣東中國移動推廣VodaImage，並取得廣東中國移動轄下七個分局的合約，包括惠州、東莞、順德、佛山、廣州、汕頭及湛江等合共17,700,000港元。VodaImage是被選為數碼影像處理管理解決方案，與廣東中國移動的業務與經營支援系統連接，以配合該公司向客戶推出的一系列服務，例如處理單據、流程處理及客戶支援。

為擴闊VodaImage的應用範圍，我們正在評估數個方案把VodaImage與VodaMax(另一自行開發的監察系統）整合使其配合其他縱向市場的應用，例如供政府機關禁區監察的解決方案，及供交通巡邏進行全面交通控制和監察的解決方案。

因企業對電子商貿轉趨謹慎，Vodatel Crossland的業務受到影響。然而，我們仍成功地為澳門政府的Government Communication Services Bureau安裝了NETP，使其可採用電子操作程序。該項目已成為推廣NETP的案例。此外，我們亦已開始在中國向包括互聯網服務運營商銷售由愛達利及Vodatel Crossland聯合開發的VCMS網絡管理系統。


VodaImage



無線通訊

為使我們在無線/流動通訊的業務範疇具備有利條件，本集團除與以韓國為基地的LG集團有合營公司外，我們已投資於MTel，從而利用其於數據壓縮、加速、設備特定重新格式化及多項應用整合方面的專長。透過MTel的平台，多種客戶終端設備，例如流動電話、個人數碼助理、手提電腦及其他流動設備傳送數據的速度將可大幅提升。我們現正與MTel合作，利用本集團擁有的市場推廣及關係網絡，向中國多個省份的中國移動推廣MTel的產品及服務。

技術服務

我們不斷建設及提升本集團的技術支援隊伍，以毫無疑問的能力及優質的售後服務，在市場的競爭者中鶴立雞群。在擴展了客戶群後，我們正籌備在原有的十三個中國代辦處外，再增設代辦處。已建立的全國代辦處網絡不僅能對客戶查詢迅速回應及提供優質服務（特別是在解決故障方面），還為愛達利與當地電訊運營商維繫穩固的關係，及當商機出現時，可迅速抓緊。


長春
吉林
沈陽
遼寧
北京
天津
天津
河北
濟南
山西
山東
寧夏
鄭州
西安
河南
江蘇
上海
上海
杭州
西藏自治區
南昌
浙江
湖南
江西
貴陽
長沙
貴州
廣州
廣東
廣西
珠海
香港
澳門
海南
總辦事處
執行辦事處及倉庫
代表辦事處
附屬公司/培訓中心
二十四小時熱線中心
客戶基礎
*電訊運營商多達一百家以上
新增客戶基礎

網絡設備分佈圖


同步數字分層結構/同步光網絡/
密集波長部分多路復用器
傳輸基礎建設
光纖
核心
匯聚
核心多業務平台
核心路由器
邊緣
銅線
多業務交換機
路由交換機
接入路由器
大容量時分多路
復用交換機
以太網三層交換機
數字用戶線
接入設備
異步傳輸模式
接入復用器
異步傳輸模式/
幀中繼交換機
幀中繼接入復用器
時分多路復用器
以太網二層交換機
異步傳輸
模式
互聯網
通訊協定
幀中繼接入設備
路由器
部門復用器
幀中繼
數碼數據網絡

鑑於中國的寬頻IP城域網絡市場的巨大潛力，及我們先前成功開拓該市場；我們取得分銷 Riverstone 的核心路由交換機，以不斷豐富產品系列及加強專業能力以爭取更多寬頻 IP 城域網絡項目。此外，為使客戶優先選擇本集團的網絡解決方案，我們積極物色創新的增值產品及應用以擴闊我們可提供的產品。年內，除經銷 Alcatel、Juniper、Riverstone 及 Extreme 各自的核心網絡基建設備外，我們尚引入 Packeteer 的管理基建系統，Mirapoint 的互聯網訊息軟件及訊息伺服器基建設備，以及 Inktomi 的可擴展網絡基建軟件方案。

管理層討論及分析

業務回顧

數據網絡基建

我們繼續在為中國電訊運營商建造公眾數據基建的核心業務取得穩定業績。儘管電訊業進行重組，惟中國的經濟增長依然驅使主要的電訊運營商不斷擴充及提升其公眾數據網絡，以應付蓬勃的商業活動。

綜合數據網絡概念，即以組成一體式平台提高網絡管理及網絡資源的使用效率，已獲得我們客戶的廣泛接受並採用。年內取得的主要項目，包括貴州中國電信的11,100,000港元合約，為貴州建設省級寬頻異步傳輸模式網絡及把其與現有的數碼數據網絡整合；及湖南中國電信的20,200,000港元合約，為其提升及整合數碼數據網絡及異步傳輸模式/幀中繼網絡；還未提及廣東中國電信的124,000,000港元合約及上海中國電信合共30,000,000港元的合約，以擴充及提升其現有的綜合網絡。精湛的技能加上豐富的市場知識，讓我們能夠擴展業務覆蓋的地域。在取得廣西中國電信27,700,000港元的合約，為其重整廣西壯族自治區的數碼數據網絡及異步傳輸模式/幀中繼網絡，以及河北中國電信26,900,000港元的合約，在河北省擴充其異步傳輸模式網絡及與其數碼數據網絡整合後；本集團的客戶群已擴展至中國的18個省、市及自治區。





鳴謝

最後，本人衷心感謝本集團的寶貴客戶、業務夥伴及供應商多年來對本集團的不斷支持。本人謹此向全體員工為本集團出色的業績所作出之努力、貢獻及群策群力，以及股東在過去一年來的鼎力支持致謝。

José Manuel dos Santos
主席
二零零二年九月二十七日





前景

今年是愛達利的十週年。回顧過去，我們是投入中國電訊市場的先驅。自從公司於一九九二年在上海建立第一個數碼數據網絡，我們引以為榮的是經過十年的時間，愛達利已在中國18個省、市及自治區建造公眾數據網絡，並與當地的電訊運營商合作，以支援其公眾數據網絡。

我們一直以來專注於電訊運營商市場，致力瞭解及掌握不斷演變的市場，聆聽客戶的意見，物色最好的產品，提供快捷的優質服務，以及加強我們的專業技術知識。所有這些努力及質素奠下穩固的基礎，使愛達利今天成為業內可靠的技術夥伴及信譽超卓的網絡解決方案供應商。

為股東增值仍然是我們的首要目標。我們最大的商機同時亦是我們最大的挑戰，是要掌握電訊市場的逐步開放，利用我們被認同的往績來延續一個成功的故事和取得穩健的表現。首先，增加來自每名客戶的收益及擴闊我們的客戶群。通過擴大產品範圍，把可配合核心業務的範疇進行多元化，以及運用我們的豐富市場知識、紮實的經驗及遍佈全國的足跡，愛達利具備極有利的條件獲現有客戶選為網絡方案供應商，及當本地和外國電訊運營商在中國擴充業務時獲選為供應商。其次，管控邊際利潤。我們將謹慎地投資研發自己品牌的產品及選取可帶來新收入來源及鞏固盈利的良好商機。其三，控制成本。我們會合併及重組資源以節省成本，惟不會犧牲服務質素。

中國電信，及涵蓋北方10個省份並與中國網通及中國吉通合併的China Network Communications。由於業內的重組及合併，導致電訊運營商的資本開支短暫放緩。我們相信在重組及整合落定後，電訊公司將推動基建開支。

業務回顧

二零零一年/零二年度對愛達利帶來挑戰與機遇。雖然今年是困難的一年，由於年內電訊行業經歷重組，但我們仍能妥善應付該等轉變，並在核心業務達致平穩的邊際利潤及取得可觀的業績。憑藉我們的經驗、對市場的認識以及擁有良好的客戶關係，我們成功擴展客戶群至西部的廣西壯族自治區及北部的河北省，使愛達利的足跡遍及18個省、市及自治區。


河北省
廣西省

新增客戶群

我們不斷為客戶物色同類產品中最好的設備及技術。除向技術領先者引入最先進的電訊公司類別設備，使我們的網絡產品及服務系列更豐富外，我們亦在流動數據解決方案方面作出投資，使我們在無線通訊的範疇更具優勢。

為開闢新收入來源而研發自已品牌的產品，已取得回報。在回顧年度內，我們已成功推介VodaImage予廣東中國移動，完成VodaMax的研發，及開始在中國銷售VCMS。



José Manuel dos Santos
主席

主席報告書

財務業績

本人欣然代表董事會(「董事會」)呈列愛達利截至二零零二年六月三十日止財政年度的年度業績，及報告我們締造了連續七年均宣佈有盈利的紀錄。我們錄得營業額601,100,000港元(二零零一年：546,900,000港元)，純利達57,000,000港元(二零零一年(經重列)：54,100,000港元)，每股盈利則為9.37港仙(二零零一年(經重列)：8.84港仙)。我們取得17.3%之股本回報率而每股資產淨值達0.54港元。

股息

董事會建議派發截至二零零二年六月三十日止財政年度末期股息每股0.5港仙(二零零一年：2.0港仙)。連同中期股息1.0港仙，全年每股股息合共將達1.5港仙(二零零一年：2.0港仙)。

行業概覽

在中國加入世界貿易組織後，隨著市場逐步開放及在中國政府的加強競爭及提高服務水平的決心下，中國電訊行業在中國信息產業部規管下進行了重組。在回顧期間，固網經營商中國電信被分拆為兩間龐大的電訊企業，即負責中國南部的

公司簡介

愛達利網絡是一個中國主要網絡解決方案供應商，專門從事數碼數據網絡、幀中繼、異步傳輸模式及互聯網通訊協定技術。本公司提供全面的集成服務，由網絡規劃、設計、安裝到測試及開通，以及維修與為企業用戶及公共電訊服務供應商提供售後技術支援。自其成立以來，本公司已與其優質客戶，計有由中國信息產業部管理的中國電信以及中國與澳門市場之企業用戶，建立長期友好關係。



公司資料

董事

執行董事

José Manuel dos Santos
嚴康
關鍵文
Monica Maria Nunes

獨立非執行董事

崔世昌
盧景昭

授權代表

嚴康
Monica Maria Nunes

公司秘書

張耀良, CPA, FCCA, AHKSA

合資格會計師

張耀良, CPA, FCCA, AHKSA

法規主管

Monica Maria Nunes

審核委員會

José Manuel dos Santos
崔世昌
盧景昭

核數師

羅兵咸永道會計師事務所
執行會計師
香港中環
太子大廈22樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點

澳門氹仔
永福街74號
愛達利大廈
電話：(853) 721182, 718033
傳真：(853) 717800, 752909

註冊辦事處

香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室
電話：(852) 2587 8868
傳真：(852) 2587 8033

公司網站

http://www.vodatelsys.com

往來銀行

澳門商業銀行
東方匯理銀行
道亨銀行
德國漢堡州立銀行
中國工商銀行(亞洲)
渣打銀行

香港股份登記分處

雅柏勤證券登記有限公司
香港
干諾道中111號
永安中心5樓

目錄

創業板免責聲明

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

二〇〇二年 年報



愛達利

十周年